UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Eva Medtec, Inc.

Legal Status of Issuer:

    Form:

    C Corporation

    Jurisdiction of Incorporation/Organization:

    Minnesota

    Date of Organization:

    July 7, 2016

Physical Address of Issuer:

1328 Ridge Court, Shakopee, MN 55379

Website of Issuer: www.evamedtec.com

Is there a co-issuer? ☐ Yes ☒ No

Name of intermediary through which the offering will be conducted:

Andes Capital Group, LLC

CIK number of intermediary:

0001348811

SEC file number of intermediary:

008-67202

CRD number, if applicable, of intermediary:

139212

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will not receive any other direct or indirect compensation.

Type of Security Offered:

Shares of common stock (each a "Share")

Target number of securities to be offered:

8,000 Shares

Price (or method for determining price):

$3.00 per Share

Target Offering Amount:

$24,000

Minimum Investment Amount:

$300.00 (100 Shares)

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or Intermediary.

Maximum Offering Amount (if different from Target Offering Amount):

$618,000

Maximum number of securities to be offered:

206,000 Shares

Deadline to reach the offering amount: November 19, 2025

Disbursement from Escrow: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer.

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering Amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed Investors. Each time the Company may access invested funds held in the Escrow Account, all new Investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed Investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 4

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$322,844	$452,911
Cash & Cash Equivalents	$6,623	$41,261
Accounts Receivable	$0	$0
Short-term Debt	$157,887	$156,383
Long-term Debt	$162,459	$122,000
Revenues/Sales	$70,302	$54,140
Cost of Goods Sold	$28,087	$17,807
Taxes Paid	$0	$0
Net Income	$(270,829)	$(268,450)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Eva Medtec, Inc.

By

Irene Waldridge
_____

Irene Waldridge
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Irene Waldridge
_____

Irene Waldridge
Chief Executive Officer

11/01/2024
_____
(Date)

TABLE OF CONTENTS

November 20, 2024

EVA MEDTEC, INC.
FORM C
Up to $618,000 shares of common stock
$3.00 per Share

Eva Medtec, Inc. ("Eva Medtec", the "Company," "we," "us," or "our"), is offering a minimum amount of $24,000 (the "Target Offering Amount") and up to a maximum amount of $618,000 (the "Maximum Offering Amount") of common stock (each a "Share", collectively, the "Shares") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by November 19, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Shares are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Shares are set forth below in the section titled "The Offering and the Shares". In order to purchase the Shares, you must complete the purchase process through our intermediary, Andes Capital Group, LLC (the "Intermediary"). All committed funds will be held in escrow with North Capital Private Securities Corporation ("Enterprise" or the "Escrow Facilitator") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of Shares, as further described below. Shares sold in this Offering will be deposited into an escrow account maintained by the Escrow Facilitator and will reflect each Investors' beneficial interest in the Share Units. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Shares at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

THE COMPANY

1. Name of issuer: **EVA MEDTEC, INC.**

ELIGIBILITY

2. **EVA MEDTEC, INC.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☒ Yes ☐ No

The Issuer filed one annual report pursuant to Rule 202 of Regulation Crowdfunding (§227.202(a)). At the date of the next annual report filing deadline, the Issuer had less than 300 shareholders and was eligible to terminate its obligation to file annual reports pursuant to Rule 202 of Regulation Crowdfunding (§227.202(b)(2)); however, pursuant to Rule 203 of Regulation Crowdfunding (§227.203(b)(3)), the Issuer did not file a Form C: Termination of Reporting (Form C-TR) within five days from the date on which the issuer became eligible to terminate to advise investors of its cease to report. The Form C-TR was filed outside the five business days after eligibility deadline.

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: **www.evamedtecinvestment.com**

The Company must continue to comply with the ongoing reporting requirements until:
1. The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The Company liquidates or dissolves its business in accordance with state law.

OFFICERS OF THE COMPANY

The officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Irene Waldridge	Chief Executive Officer, Chief Technology Officer, Founder and Director, Eva Medtec, Inc.	Strategic Vision, Leadership, R&D (Technology Strategies, Innovation, patents, and R&D, Technical Leadership, Product Development, Technology Partnership, Security and Compliance, Budget Management, Technical Problem-Solving), Decision/Making, Financial Oversight, Stakeholder Management, FDA Compliance and Risk Management, Public Relations.	July 7, 2016 - present
Robert Wieden	President and Director, Eva Medtec, Inc.	Executive Management, Sales & Marketing Management, Operational Management, Strategy Development, Program Management, Innovation Roadmaps, Team Leadership, Performance Monitoring, Supplier Relations, Budget Oversight, Policy Development, Stakeholder Relations	January 3, 2024 - present
	President & CEO, Trekka Therapeutics, LLC	Executive Management, Strategy Development, P&L, Business Development, Program Management	December 2020 – present
	President & CEO, Wedge Therapeutics, LLC	Executive Management, Strategy Development, Sales & Marketing, P&L, Innovation/R&D, Business Development, Program Management	August 2013 - present

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Toni May Hastings	Vice President of Administration/Operations/Manufacturing, Eva Medtec, Inc.	HR, Accounting, Administration, Operations/Manufacturing, Technology Strategies, Innovation, Technical Leadership, Product Development, Vendor Relations, Security and Compliance, Quick Books/Financial Management, Technical Problem-Solving, Financial Oversight, Stakeholder Management (cap table, stock certificates), Board Resolutions, FDA Compliance and Risk Management.	November 11, 2019 – present
Jules L. Fisher	Chief Financial Officer, Eva Medtec, Inc.	Financial Strategy, Reporting, Compliance, Cash Flow, and Risk Management. Budgeting, Cost Control, Investment Oversight, Audits, Taxes, Financial Forecasting, and Team Leadership.	August 21, 2023 - present
	Self-Employed CFO (fractional)/Senior Executive - Management Consultant/Business Advisor; Board Member	Provide Leadership, Management, and Financial Support for Growth-oriented Businesses.	2017-present
	Financial Business Consultant, Salo LLC	Interim CFO/Controllership/ Technical Accounting projects in Health Care, Ag Biotech, Med-Tech, Industrial Products for Public, Private, and Non-Profit entities.	2017-present
David Rupp	Director, Eva Medtec, Inc.	Serves as Director on Eva Medtec Board of Directors, experienced medical marketing, advertising and industry visionary, marketing leader leverages analytical, strategic, and creative skills to drive growth and enhance customer satisfaction.	November 2019 - present

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
		Holding an MBA and a Digital Marketing Boot Camp certification.	
	Vice President – Marketing, Eva Medtec, Inc.	Led marketing operations. Developed and executed marketing strategies to build awareness in marketplace.	July 2021 – March 2024

BIOGRAPHIES

Irene Anne Waldridge, *Chief Executive Officer, Chief Technology Officer, Founder and Director*
Irene Waldridge is a highly accomplished entrepreneur and executive with a remarkable track record in the medical device industry. With over 27 years of experience, she has founded two medical device companies.

Ms. Waldridge serves as the Founder and Chief Technology Officer (CTO). She holds two patents and is the creative mind behind the novel FDA-cleared Neuroglide® Pain Relief and Recovery System, a cutting-edge Back/Neck Pad System designed to alleviate acute and chronic pain while enhancing lymphatic circulation to remove harmful waste from the body's soft tissues.

Prior to her work at Eva Medtec, Ms. Waldridge founded Tactile Medical, where she held four patents for the Flexitouch® System. This medical device revolutionized the treatment of lymphedema and venous insufficiency, showcasing her pioneering spirit and dedication to improving healthcare solutions. Over the years, Ms. Waldridge has held various executive roles, including CEO, Chairwoman of the Board, and CTO, further demonstrating her leadership and expertise in the industry.

Robert Wieden, *President and Director*
Mr. Wieden possesses over 30 years of executive management experience in leading startup or spinoff technology companies and executing commercialization plans, with a direct focus on new business enterprises, leveraging new product/service innovations and bringing them to market. His experience as a multi-disciplined and multi-industry business strategist in corporate development initiatives (strategy – tactics – execution), has provided an innate ability to set vision, strategic execution, drive revenue generation and motivate teams and key stakeholders to achieve growth results.

His background includes the development and commercialization efforts for a plethora of "idea" stage technology product and service enterprises. In that regard, he has been chosen to lead four start-up/spin-off ventures for a myriad of Fortune 500 technology firms that he led to exponential growth. Over the last decade, he has successfully led a handful of companies that encompassed the following technology categories, medical device, pharmaceutical, CPG, e-commerce/distribution, new-age beverage, kinetic energy devices, and thermo-electrics. These past business ventures have led to market experience in conducting business in international markets which has enabled him to build a formidable network of business contacts and strategic partners to augment market opportunities.

Toni Hastings, *VP of Administration/Operations/Manufacturing*

Ms. Hastings has 17 years of experience in managing pain clinics specializing in multidisciplinary solutions for pain management and rehabilitation, Ms. Hastings possesses a deep understanding of executive treatments for patients dealing with chronic spine and musculoskeletal pain conditions. Her experience includes vendor and supplier management, the establishment of FDA quality control procedures, and the operation of an FDA registered manufacturing facility. Overall, Ms. Hastings extensive background in pain management and medical device development makes her a valuable asset to any organization in these domains.

Jules L. Fisher, *Chief Financial Officer*

30 years in the medical device industry having worked with both large and small-cap public companies. Accumulated more than a decade of experience in Fortune 500 pharmaceutical and consumer healthcare businesses from earlier in his professional journey. Extensive C-suite background encompasses various critical domains including finance, business development, sales, marketing, and global operations. He notably held the position of CFO for three public medical technology companies based in the Twin Cities. Certified Management Accountant (CMA).

David Rupp, *Director*

With over 25 years of experience in the marketing and advertising industry, a seasoned and visionary marketing leader that leverages analytical, strategic, and creative skills to drive growth and enhance customer satisfaction.

As former Vice President of Marketing at Eva Medtec, Inc., his responsibilities included working with our marketing firm to develop and execute marketing strategies for innovative products and solutions that improve patient outcomes and quality of life. Collaboration with cross-functional teams and external partners facilitates the launch and promotion of new offerings, market research and analysis, and optimization of the customer journey and experience. Additionally, serving as a Director on the Board of Directors contributes to the company's vision, mission, and values. Management of a family estate provides opportunities to apply negotiation, sales, and leadership skills. Proficiency in the German language complements a passion for learning and innovation. He possesses an MBA from the University of Minnesota - Carlson School of Management and a Digital Marketing Boot Camp certification from the same institution support this expertise.

ANTICIPATED BUSINESS PLAN

THE COMPANY AND ITS OPERATIONS

Eva Medtec, Inc. ("Eva Medtec", the "Company", "we", "us", or "our"), began operations on July 7, 2016, with the purpose of developing and producing the Neuroglide, a pioneering advanced over the counter medical device that targets pain using lymphatic and nervous system manipulation. The Company was originally formed as Diva Medtec, LLC on March 26, 2012, a Minnesota limited liability company, then changed the company name to Eva Medtec, LLC on March 4, 2015. The Company converted to a Minnesota corporation on July 7, 2016, by filing an Articles of Incorporation and Articles of Conversion with the Secretary of the State of Minnesota. The Officers and Directors of the Company are Irene Waldridge, Robert Wieden, Toni Hastings, Jules Fisher, and David Rupp.

EVA MEDTEC MISSION STATEMENT

Eva Medtec is revolutionizing pain management with Neuroglide ("Neuroglide" or the "Device"), an FDA-cleared, over-the-counter (OTC) designated device designed to relieve pain and enhance lymphatic health by targeting two vital but often overlooked anatomical systems: the superficial fascia and the lymphatic system. Our cutting-edge technology automates the specialized Manual Lymphatic Drainage (MLD) technique traditionally performed by specially trained certified therapists, that treat chronic conditions such as pain, lymphedema, arthritis, and post-operative recovery.

Eva Medtec: The Future of Pain Management

Our mission is to offer a non-opioid, non-invasive solution that improves quality of life from pain and insufficient lymphatic circulation. Despite early slow sales due to limited funding for sales personnel and lengthy clinical studies until 2023-2024,

Eva Medtec is seeing increasing demand from MLD therapists who are purchasing Neuroglide devices for use in their clinics alongside MLD therapy. Sales through VA hospitals have established a procurement protocol for Veterans, and recent registrations with federal business contracting marks our first step toward becoming a VA Federal schedule supplier. In addition, therapists are also referring Neuroglide to patients for at-home use.

To date, we have sold 146 Neuroglide devices with minimal marketing presence, underscoring our potential for greater market penetration. With the right funding and increased exposure through internet marketing, direct sales to VA hospitals, medical media channels, medical conferences, HCPCS/CPT codes, and additional clinical studies, Eva Medtec is poised to capture a larger share of the $38 billion annual pain management market. These channels will allow us to reach more patients, clinicians, and institutions, further validating the effectiveness of Neuroglide and expanding its impact. Additionally, we plan to add future therapy attachments to our Neuroglide product line, including options for knee, foot, lumbar, and scalp therapies, enhancing the versatility of the device and addressing a broader range of pain and recovery needs.

This strategy is expected to build momentum toward a potential Reg A+ filing, enabling us to scale and provide relief to millions of patients worldwide.

Proven Technology & FDA Clearance
- FDA-clearance validates the safety and effectiveness of Neuroglide.
- Backed by clinical research, Neuroglide has shown to significantly reduce recovery times, promote relaxation and improve sleep in a clinical study of 50 post-op breast cancer pain patients, offering a non-invasive, non-opioid alternative to traditional pain management.

$38 Billion Market Opportunity
- Globally, it has been estimated that 1 in 5 adults suffer from pain and that another 1 in 10 adults are diagnosed with chronic pain each year.
- 51 million Americans suffer from chronic pain, and 20 million from severe pain, highlighting an enormous unmet need in the pain relief sector.
- The global pain management device market is expected to grow exponentially, presenting a $37 billion opportunity for Neuroglide to expand its reach and benefit millions of patients.

Capital Raised & Milestones Achieved
- Eva Medtec has raised $4.05 million, including $1.6 million personally invested by the founder, with funds allocated to R&D, product development, clinical studies, and FDA compliance.
- 146 devices have been sold with minimal marketing, and demand is increasing from VA hospitals and Manual Lymphatic Drainage therapists.

Entering a High-Growth Phase
- We are in the early stages of commercialization, with several clinical studies completed to solidify Neuroglide as a breakthrough solution in pain management.
- Studies, including the Post-Op Breast Cancer Pain Study and Near-Infrared Imaging research, are poised to reshape global pain treatment.

Why Now?
With FDA clearance and validated clinical studies, Eva Medtec is primed to scale. The Funds raised will allow us to:
- Expand sales and marketing efforts to reach a broader audience interested in and that could benefit by using our primary device;
- Complete design and development of our Neuroglide prototype attachments for therapies like knee, foot, lumbar, and scalp; and
- Accelerate clinical studies to secure additional FDA clearances, CPT codes, and unlock new market segments.

NEUROGLIDE
Development and Procedure
Chronic pain affects billions globally, including 51.6 million people in the United States. Recognizing the urgent need for effective, non-invasive pain relief, Irene invented our flagship Neuroglide Back/Neck Pad and therapy attachments, and Eva Medtec's team along with our medical device experts and therapeutic professionals developed a clinical strategy that would show Neuroglide is at the forefront of anatomical medicine by developing the Neuroglide—a revolutionary product aimed at changing the treatment landscape for reducing pain, increasing lymphatic circulation and promoting relaxation .

The flagship product, Neuroglide, is a back and neck pad unit designed to accelerate the lymphatic system in the torso and limbs, and manipulate the superficial fascia to calm pain receptors and promote healing.

- Key therapeutic benefits include:
  - In a Near-Infrared Fluorescence study, Neuroglide significantly reduces pain, accelerated the lymphatic flow and removal of waste (toxins) from the soft tissues, and increased lymphatic contractility of the lymphatic system in the torso including the axillary and inguinal lymph nodes and limbs.
  - In a 50 patient post operative breast cancer pain (mastectomy) study, patients reported significant pain reduction, relaxation and improved sleep.
  - Enhancing microcirculation in soft tissues, promoting recovery and reducing inflammation by removing toxins from the soft tissues.
  - Relaxing muscle tension and calming the nervous system helps improve sleep.
- The Neuroglide device is FDA-cleared over-the-counter (OTC) for medical use to relieve pain and increase circulation, making it a versatile solution for personal and clinical use.
- We plan to pursue additional FDA 510(k) clearance for Neuroglide Systems to expand its indications for multiple conditions, including Rx and OTC indications for future therapy attachments along with HCPCS/CPT codes to support its use in clinical settings and for home use.
- The Controller Unit is designed to recognize and integrate with upcoming therapy attachments, including those tailored for specific treatments such as the knee, foot, lumbar, and scalp, ensuring comprehensive and targeted therapy solutions.

REGULATORY AND CLINICAL STUDIES
Eva Medtec has conducted multiple clinical studies that have demonstrated significant pain reduction, increased lymphatic circulation and improved relaxation. In addition, Neuroglide's Back and Neck Pad and potential therapy attachments passed Intertek electrical safety standards. Neuroglide's Back/Neck Pad is an FDA-cleared over-the-counter (OTC) designated device for medical use to relieve pain and increase circulation. We plan to file for future Rx and OTC FDA indications for use for multiple conditions. These findings position Neuroglide as a groundbreaking solution in non-invasive pain management and lymphatic circulation.

- *Future FDA 510(k) Rx Clearances*
  Eva Medtec plans to pursue additional FDA 510(k) clearance for Rx and OTC indications, which could expand its applications for prescription use in treating various conditions beyond pain management. These conditions include post-operative edema, arthritis, fibromyalgia, rheumatoid arthritis, post-op knee surgery and injuries, and lymphedema. This regulatory milestone may support broader clinical applications, enabling in-clinic use with CPT coding for insurance reimbursement. By establishing Neuroglide as a valuable therapeutic tool for a wide range of patients, we aim to improve overall treatment outcomes and enhance patient quality of life.

- *Near-Infrared Fluorescence Lymphatic Imaging (NIRFLI)*
  In 2023, Eva Medtec, in collaboration with the University of Texas Health Science Center of Houston, conducted a Near-Infrared Fluorescence Lymphatic Imaging (NIRFLI) study. This groundbreaking study provided the first visual evidence of Neuroglide's impact on lymphatic circulation. The results showed that Neuroglide's Back and Neck Pad significantly accelerates lymph flow in the torso, major lymph nodes, and limbs, while also significantly reducing pain for the following test subjects (i.e. Rheumatoid arthritis, liposuction of the legs/tummy tuck, and complex

regional pain syndrome with stage 1 lymphedema below the knee. The study's findings were published in Frontiers in Medicine, highlighting the potential of Neuroglide to reshape pain and recovery therapies.

- ***A 50- Patient Post-Breast Cancer Pain Study***
  In a pivotal study involving fifty post-operative breast cancer pain patients, therapists implemented mastectomy scar tissue therapy while patients utilized the Neuroglide simultaneously. This study, slated for publication in 2024, highlighted the device's effectiveness in enhancing patient outcomes. After just 30-minutes of use, patients reported significant reductions in pain, enhanced relaxation, and improved sleep quality. As a result of these promising findings, the prominent clinic has established a new breast health protocol that incorporates the Neuroglide as their standard of care, further validating its role in comprehensive post-operative care and reinforcing its potential as a standard practice in similar therapeutic settings.

- ***Upcoming Clinical Trials***
  Future clinical trials are slated to investigate Neuroglide's ability to target a range of conditions, including chronic pain syndromes such as rheumatoid arthritis and fibromyalgia, as well as addressing issues like the removal of toxic soft tissue waste, inflammation, insomnia, autism, traumatic brain injury, and recovery following knee replacement surgery. These trials aim to further validate Neuroglide's effectiveness and expand its applications within the medical field. In addition, the Company plans to initiate a series of studies on the potential to transport medication through the lymphatic system. This research will focus on how Neuroglide may effectively deliver therapeutic agents from soft tissues to major lymphatic vessels, paving the way for innovative treatments for viral and bacterial infections, various types of pain, and even possibly cancer. This approach could represent a significant advancement in drug delivery methods.

  - ***Földi Clinic***
    Eva Medtec is excited to announce the planning stages of a novel clinical study in collaboration with the Földi Clinic in Germany, a renowned leader in lymphatic therapy. Following discussions, we are set to conduct a comparative study evaluating the effectiveness of the Neuroglide device against traditional Manual Lymphatic Drainage (MLD) therapy.

    This 4-week in-hospital trial will rigorously assess Neuroglide's impact on key patient outcomes, including pain reduction, biomarker inflammation testing, and the reduction of swelling due to lymphedema. By comparing these results to those achieved through certified therapists performing traditional MLD techniques, we aim to provide robust data on Neuroglide's therapeutic benefits.

    By partnering with the esteemed Földi Clinic, Eva Medtec is positioning itself to gain critical insights into Neuroglide's efficacy in a clinical setting. The findings from this study will play a pivotal role in expanding our market presence, not only in the U.S. but also internationally, solidifying Neuroglide's status as a vital tool in pain management and lymphatic health.

FORWARD FOCUS

In the past two years, the Company has navigated challenges in raising funds from external sources, primarily due to the need for investment in clinical trials and the impacts of COVID-19. However, the Company has successfully explored the consumer digital market, achieving initial successes that have informed its future strategies. To capitalize on this momentum, the focus has shifted toward the medical rehabilitation market, leading to the establishment of a medical advisory board and clinical trials. This initiative has resulted in two major successful clinical trials, including the NIRFLI and a 50 Patient Post-Op Breast Cancer Pain Study, demonstrating how Neuroglide has the ability to significantly manage pain, promote relaxation, and improve sleep in the medical rehabilitation sector. These positive outcomes have enhanced the product's attractiveness to outside investors and healthcare practitioners alike.

The Company has successfully sold 146 Neuroglide's to Manual Lymphatic Drainage (MLD) therapists, rehabilitation clinics, VA patients, and therapists' patient referrals, achieving notable sales despite operating with limited resources and no dedicated sales team. The strong testimonials from MLD therapists and patients highlight the value and effectiveness of Neuroglide. Recently, the Phoenix Veterans Administration (VA) Hospital approved the Neuroglide Back/Neck Pad for veteran treatment protocols, marking a significant endorsement of our product.

This strategic pivot has prompted the Company to pursue a listing in the VA Federal Supply Schedule (FSS) Service, enabling all VA and government agencies to purchase the Neuroglide device across the U.S. This represents a substantial market opportunity, positioning the Company for robust revenue growth.

With the positive clinical trial results and increased market acceptance, the Company is now well-positioned to develop an effective sales strategy and attract outside investment to further enhance revenue through defined sales channels.

To realize this exciting new strategic plan, the Company seeks commercialization funding. Neuroglide has the potential to address a major global health challenge—acute/chronic pain and lymphatic health—offering a proprietary solution with a strong market position. Importantly, the Neuroglide is a "system" device, meaning its air control system can support various therapeutic attachments (i.e., Knee Wrap, Calf-Foot Wrap, Lumbar Pad, and Scalp Wrap), that have been prototyped but await commercialization due to funding constraints. These additional devices present a compelling opportunity for expansion and growth in the market.

Key Strategic Initiatives

a. **U.S. Market Launch**: Successfully commercialize the Neuroglide Pain Relief & Recovery System's Back and Neck Pad, focusing on both direct-to-consumer sales and healthcare provider sales.

b. **Reimbursement Coverage**: A plan to pursue reimbursement agreements with Medicare, Medicaid, and private insurers to facilitate access for patients and encourage adoption by healthcare professionals.

c. **Target International Expansion**: Identify and prioritize entry into select international markets, guided by thorough assessments of regulatory requirements and approval timelines specific to each country.

d. **Expand Clinical Testing**: Conduct clinical trials for the Neuroglide Pain Relief & Recovery's Back and Neck Pad and future therapy attachments to explore additional therapeutic indications, including rheumatoid arthritis, fibromyalgia, post-op knee edema and other conditions, and PTSD, with the aim of securing further FDA clearances.

e. **Development of Knee Wrap**: Innovate, clinically test, and attain obtain future FDA clearance for the Neuroglide Pain Relief and Recovery Knee Wrap, specifically designed for pre- and post-surgical edema in anterior cruciate ligament (ACL) and Total Knee Replacement (TKR) surgeries, and gout arthritis edema/pain and immobility.

f. Development of **Lumbar or Mini Back Pad**: Develop, clinically test, and obtain future FDA-clearance for the Neuroglide Pain Relief and Recovery Lumbar and/or Mini Back Pad, enhancing our product offerings for those who want to target their pain areas.

g. Development of **Calf-Foot Wrap**: Develop, clinically test, and obtain future FDA clearance for the Neuroglide Pain Relief and Recovery device for post-operative ankle, Achillies tendon pain, and calf-foot injuries, focusing on treatment and injury recovery.

h. Development of **Scalp Wrap**: Develop, clinically test, and obtain future FDA clearance for the Neuroglide Pain Relief and Recovery device for TBI, migraines and headaches and other recovery injuries.

i. **Pipeline Expansion**: Utilize the expertise of our management team and scientific collaborators to license, acquire, and develop additional complementary therapies, enriching our product pipeline.

While we focus on the commercialization of the Neuroglide, we anticipate ongoing clinical development expenses for our current and future product candidates. Consequently, we expect to report a net loss for the 2025 fiscal year as we strategically expand our operations and revenue channels.

SALES, MARKETING & DISTRIBUTION STRATEGY
With FDA-clearance secured, it is essential that the company allocate substantial financial and managerial resources to sales and marketing efforts. This commitment is crucial for building our pipeline and driving consistent revenue in our target markets. Recognizing our current stage of development, we have recently begun establishing a commercial infrastructure to support Neuroglide sales across the United States.

In today's landscape, relying solely on traditional go-to-market strategies is no longer sufficient. Instead, we may enhance our future field sales team by integrating remote sales representatives and organizations. This hybrid word-of-mouth sales model is gaining traction, reflecting an increased willingness among therapists and customers to engage remotely—an evolution accelerated by the COVID-19 pandemic.

To ensure the success of our sales team, we plan to embark on developing comprehensive learning modules tailored to the specific goals and structures of our emerging sales organization. These modules focus on the various interactions that direct and remote sales representatives encounter daily, which is vital for effective engagement. This approach not only meets the diverse needs of physicians, hospital procurement departments, and therapy customers but also facilitates growth and reduces service costs across care settings. Our devices' broad clinical applicability—encompassing pain management, pre- and post-operative rehabilitation, and physical therapy—enhances the relevance of this strategy for both in-clinic and at-home care.

Offering multiple engagement options throughout the buying journey will provide valuable insights into therapists and patient needs and goals. In response to evolving preferences, we will look to implement a coordinated mix of remote and field sales channels, enabling a truly omnichannel engagement with both clinical and non-clinical stakeholders. By employing a lead generation model focused on remote selling, we can efficiently qualify opportunities for our direct and indirect field sales representatives, ensuring a streamlined process for closing sales and providing ongoing service. This model is particularly effective for products like Neuroglide, which are marketed across a diverse array of smaller accounts, such as physician offices, physical therapy centers, and long-term care facilities.

Additionally, our omnichannel approach will create more touchpoints through direct interactions and digital channels, including digital marketing, inside sales, e-commerce, and hybrid sales-rep interactions. This foundation will facilitate customer education and resource provision for certified lymphatic therapists (CLTs), physical therapists (PTs), and pain management specialists, who play key roles in treating acute and chronic pain conditions. By understanding their buying cycles and experiences with Neuroglide, it will enable us to tailor our messaging and engagement strategies to resonate with their needs. In conjunction, the Company will look to ramp up its presence at industry conferences and trade shows, clinical education workshops and seminars, and increase the outreach to promote patient advocacy and engagement.

Furthermore, the application for registration for the VA Federal Supply Schedule (FSS) represents a tremendous opportunity for significant revenue growth. We envision a hybrid sales team that may consist of direct sales representatives and VA-specific sales specialists, effectively targeting this lucrative market. Given that the majority of VA care is delivered through its Veteran Integrated Service Networks (VISNs)—which include 150 major medical centers, 1,200 community-based clinics, 50 rehabilitation centers, and 135 nursing homes—this strategy positions us well for success.

To expand our manufacturing and distribution capabilities, we will look to initiate the regulatory process in select international jurisdictions. This could allow us to leverage a distributor model, relying on our partners for market development and sales activities. This initiative could optimize our manufacturing supply chain, ensuring efficient operations and adequate inventory levels to meet market demand. Ultimately, this approach may help us capture market share and create a consistent secondary revenue stream while continuing to grow our presence in various countries.

MANUFACTURING AND FUTURE PRODUCT PIPELINE

The Company operates as an FDA-registered manufacturing facility, with all devices assembled in-house under strict FDA compliance regulations. This ensures quality control throughout our inventory management, from component sourcing to final product assembly, allowing for uninterrupted direct shipment to clinics, patients, and customers. Neuroglide devices are proudly produced in the United States in the State of Minnesota.

INTRODUCTION TO PRODUCT DEVELOPMENT OVERVIEW

We are excited to share the progress of our innovative therapy attachments for the Neuroglide system, each of which has been developed into functional prototypes and certified by Intertek for electrical safety. This certification underscores our commitment to delivering safe and effective therapeutic solutions. Our therapy attachments are designed to address a range of conditions, enhancing the versatility and efficacy of the Neuroglide Controller Unit. With promising initial results preliminary testing, we are poised to bring these cutting-edge products to market, ensuring that both healthcare professionals and patients have access to advanced rehabilitation options.

- **Knee Wrap:** Our knee wrap attachment for the Neuroglide controller unit, specifically targeting conditions such as post-operative edema from knee replacements, ACL/MCL injuries, gout, and arthritis. This innovative wrap is engineered to provide targeted relief and support during the recovery process. Initial development and preliminary testing have shown promising results in reducing swelling and improving mobility, with ongoing studies set to further validate its efficacy and safety. We anticipate launching this attachment to the market in 2025, positioning it as an essential tool for both healthcare professionals and patients seeking effective rehabilitation solutions.

- **Lumbar & Mini Back Pad:** Our upcoming lumbar pad attachment will target chronic lower back pain, enhancing the Neuroglide system's versatility and applications in pain management. This pad may be engineered to provide optimal support and relief for individuals suffering from chronic discomfort, making it a key component of our pain relief strategy. In addition, we are developing a mini back pad, designed for targeted relief in localized areas. Clinical trials for both attachments are planned for 2026, with an aim to bring these products to market in 2027, further solidifying our commitment to advancing patient care in pain management.

- **Calf-Foot Wrap:** The calf-foot wrap attachment for the Neuroglide back pad, focuses on treatment for ankle and foot injuries. This wrap could be designed to alleviate pain, reduce inflammation, and support the healing process, making it a valuable addition to our product line. Clinical trials are slated for 2026-27, allowing us to gather vital data on its effectiveness. We project a market launch in 2027, providing patients and therapists with a comprehensive solution for lower extremity rehabilitation.

- **Scalp Wrap:** Our plans include a scalp wrap attachment for the Neuroglide system, aimed at addressing issues related to head and central nervous system conditions, including traumatic brain injuries edema and pain reduction and migraines. Designed to deliver precise therapeutic benefits, this wrap could incorporate features tailored to enhance comfort and effectiveness during treatment. Clinical trials are planned to focus on pain reduction, and overall patient outcomes. We expect to introduce this product to the market in 2028, expanding our reach into neurology and pain management.

Our prototypes for future products are currently not for sale; however, each of these product development initiatives reflects our dedication to innovative solutions that address the diverse needs of patients. We are committed to rigorous clinical testing and quality assurance to ensure that all our products meet the highest standards of safety and effectiveness before reaching the market.

COMPETITIVE OVERVIEW

In the evolving landscape of pain management and rehabilitation, Neuroglide faces competition from various established and emerging players. Key competitors include companies specializing in Manual Lymphatic Drainage (MLD) therapies, which provide both manual and mechanical solutions for lymphatic health. Additionally, pneumatic compression devices, such as those offered by Koya Medical, LymphaPress and Tactile Medical, target similar patient needs, particularly for lymphedema management.

Our competition also includes a range of pain management technologies, such as Game Ready which is used in rehabilitation clinics to help in the management of pain, and infrared light therapy that also cater to patients seeking non-invasive relief. Furthermore, no other product emulates lymphatic drainage (MLD) therapy that addresses lymphatic health and reduces pain in a rehabilitation clinic and can be used for at-home therapy like the Neuroglide.

Emerging technologies and new entrants in the market continually reshape the competitive landscape, posing additional challenges. Pharmaceutical treatments targeting pain and related conditions may also be viewed as alternatives by healthcare providers and patients.

What sets Neuroglide apart is our unique ability to emulate MLD therapy through our back and neck pad, which accelerates lymphatic contractility, increases lymph flow, promotes pain relief relaxation, and improves sleep. This innovative approach not only enhances recovery outcomes but also positions Neuroglide as a leader in therapeutic devices, filling a significant gap in the market. Understanding the strengths and weaknesses of our competitors is crucial as we reinforce our commitment to advancing patient care with a solution that truly stands out.

1. **Manual Lymphatic Drainage (MLD) Therapies:** Competing devices or techniques that provide manual or mechanical lymphatic drainage, often used in clinics by trained certified therapists.
2. **Pneumatic Compression Devices:** Companies like Koya Medical, LymphaPress and Tactile Medical offer pneumatic compression systems designed for lymphedema and other conditions. But these products are not used in rehabilitation clinics to relieve pain, promote relaxation and improve sleep.
3. **Pain Management Devices:** Other FDA-cleared devices focused on pain relief, such Game Ready units or electrical stimulation therapies are used in clinics.
4. **Rehabilitation Products:** Various companies producing physical therapy equipment aimed at post-operative recovery, pain management, and rehabilitation. None of these products offer the same therapy.
5. **Emerging Technologies:** New entrants into the market that incorporate innovative technologies for pain relief or lymphatic health, which may also disrupt traditional methods.
6. **Pharmaceuticals:** In some cases, pharmaceutical treatments, like opioids, targeting similar conditions may be viewed as alternatives but have drawbacks.

IP PROTECTION
The Company has two issued U.S. utility patents and two utility applications under review.

- **Fluid Control Valve Module** (Publication number: 20230279959)
  Abstract: A valve assembly for select distributed discharge of received fluid in a predetermined manner is generally provided. The assembly includes a manifold and a rotatable valve body. The manifold has an internal chamber, a fluid ingress passage for receipt of fluid, and a plurality of fluid discharge conduits. The fluid ingress passage and fluid discharge conduits are in fluid communication with the internal chamber. A first internal chamber section is characterized by the fluid ingress passage with a second internal chamber section characterized by ingress portions of the fluid discharge conduits.
  Type: Application
  Filed: March 21, 2023
  Publication date: September 7, 2023
  Applicant: Eva Medtec, Inc.
  Inventor: Irene Waldridge

- **Diverter for Use in Therapeutic Massage System** (Patent number: 11607363)
  Abstract: A diverter is provided for use in directing airflow from an input port to selected output ports. The diverter allows for operation without valves, and is able to provide an air signal to selected output ports in a predetermined manner. The diverter having a rotatable member, or swivel valve, directing air signals to the desired output port depending on the rotational position thereof. The diverter is driven by a controlled actuator or motor, to thus control the manner in which air signals are provided to a plurality of output ports in a controlled manner.
  Type: Grant
  Filed: June 7, 2019
  Date of Patent: March 21, 2023
  Assignee: Eva Medtec, Inc.
  Inventor: Irene Waldridge

- **Therapeutic Massage System** (Publication number: 20220031557)
  Abstract: A therapeutic massage system is provided. The system is characterized by a controllable compressed air delivery system and a cushion adapted for operative union with a portion of the air delivery system. The cushion includes a support pad and a therapy pad, the support pad having head and vertebral column supporting portions. The support pad vertebral column supporting portion is characterized by longitudinally extending compartments containing filler material. A central compartment of compartments of the support vertebral column supporting portion having a primary region traversing an axial centerline of said cushion and secondary regions spaced apart from said primary central region.
  Type: Application
  Filed: August 17, 2021
  Publication date: February 3, 2022
  Applicant: Eva Medtec, Inc.
  Inventor: Irene Waldridge

- **Therapeutic Massage System** (Patent number: 11090216)
  Abstract: A therapeutic massage system includes a cushion and a controller unit operably connected by tubing. The cushion has a therapy pad coupled to a support pad. The support pad includes a plurality of compartments that may be filled with microbeads or other supportive material that self-adjusts to conform to the contours of an individual's body. The therapy pad includes a plurality of selectively inflatable and deflatable channels. The controller unit includes a processor operably connected to a diverter for controlling the delivery of air to and exhausting of air from the channels of the therapy pad. The massage system can be customized to provide user-specific treatment.
  Type: Grant
  Filed: July 29, 2016
  Date of Patent: August 17, 2021
  Assignee: Eva Medtec, Inc.
  Inventor: Irene Waldridge

TRADEMARK AND COPYRIGHT INFORMATION

The Company obtained a Trademark Certificate of Registration from the United States Patent and Trademark Office on January 17, 2023. This certification secures the exclusive rights to the trademark "Neuroglide®," safeguarding our brand identity and reinforcing our commitment to quality and innovation in the medical device industry.

LIFE OF INVESTMENT AND EXIT STRATEGY

The Company anticipates that it will take approximately two years to establish visibility, generate momentum, and drive sales. We are confident in our ability to scale for future growth; however, we recognize that this potential has its limits. Once we reach a point where demand exceeds our capacity to meet it, we may actively consider opportunities to merge with or sell to strategic investors in the life sciences or medical device sectors. Our goal is to achieve a valuation of at least 15X upon exit, ensuring a strong return for our stakeholders.

SUBSEQUENT CAPITAL CONTRIBUTIONS
The Company is conducting this Regulation Crowdfunding (Reg CF) campaign as a possible progression to a Regulation A+ offering, often referred to as a mini-IPO, depending on the outcome. This strategy aims to enhance its device portfolio, expand its manufacturing capabilities, and strengthen sales and marketing operations in the near term.

RISK FACTORS

An investment in our Shares involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Shares offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Shares and the market price of our Shares, which could cause you to lose all or some of your investment in our Shares. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Shares in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly

interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.


Risks Related to the Industry


The Company has limited operating history.

The Company has limited established business operations, and it is unclear at this point which, if any, of the Company's current and intended plans may come into fruition and, if they do, which ones will be a success. The Company has incurred a net loss and has recorded no profits since inception. There is no assurance that the Company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate business or pay dividends.

The Company may not be able to develop commercially viable products on the timetable they anticipate, or at all.

The Company's products may be difficult to scale to a commercially viable level since it must meet expectations that it is equivalent or superior to other manual lymphatic therapy devices in terms of efficacy, safety, and cost efficiency. The

Company still needs to develop and refine the Neuroglide and the Neuroglide manufacturing process to ensure that the product meets performance goals and cost targets. The Company may encounter problems and delays. Scaling of the manufacturing process may result in technical defects or reveal that the Company's products do not meet performance goals and cost targets, the Company's commercialization schedule could be delayed as the Company would need to attempt to devise solutions to the defects or problems. If the Company were unable to find solutions, the Company's business may not be viable.

The Company may not be able to successfully execute the business plan.
In addition to the requirement to successfully develop the Neuroglide technology for commercial success, the Company must also raise significant amounts of capital, foster relationships with key suppliers and attract customers. There is no guarantee that the Company will be able to achieve or sustain any of the foregoing within the anticipated timeframe or at all – even though the Company's principals are long-time industry professionals. The Company may exceed the budget, encounter obstacles in research and development activities, or be hindered or delayed in implementing the Company's commercialization plans, any of which could imperil the Company's ability to secure customer contracts and begin generating revenues. In addition, any such delays or problems would require the Company to secure additional funding over and above what the Company currently anticipates they require to sustain business, which the Company may not be able to raise.

The Company relies on a single product line.
The Company's primary product line is the Neuroglide manual lymphatic therapy device. The Company's survival in near term depends on being able to sell Neuroglide devices to sufficient number of customers to make a profit. The Company's current customer base is still small, and the Company will only succeed if it can attract more customers for its primary product and maintain those customers.

The Company has not yet generated significant revenue or profit and it may take a long time for the Company to become profitable.
The Company has not yet generated any significant revenue or profit. The Company will work towards having increased sales of products after a successful Offering. The high level of volatility in the capital markets may make it difficult to raise funds, especially for early stage companies that involve higher risk. If the Company is able to raise sufficient funds to begin the work of commercializing Company products, the Company may have difficulty securing supplies needed or manufacturing and distribution partners. The impact of social distancing measures and related workforce reductions may negatively impact the ability of suppliers to deliver the Company the components the Company needs for manufacture or the ability of any of the Company's potential partners to operate effectively to meet Company requirements. In addition, many of the third parties that the Company would rely on for production and distribution are likely to be highly engaged in manufacturing products aimed at combatting the pandemic by manufacturing testing supplies and equipment, medical equipment and/or potential treatments. The Company cannot assure an Investors that, should they raise sufficient funds, they will be able to contract with suppliers, manufacturing partners or distribution partners at a level that would allow the Company to achieve profitability, or at all.

The Company's products may not achieve market acceptance thereby reducing the chance for success.
The Company is in the early stages of selling its products. It is unclear whether these products and their features or other unanticipated events may result in lower sales than anticipated, which could force the Company to limit expenditures on research and development, advertising, and general Company requirements for improving and expanding product offerings. The Company cannot guarantee consumer demand or interest in current or future product offerings, which could have a material adverse effect on the business, results of operations, and overall financial condition.

If the market chooses to buy competitive products and services, the Company may fail.
Although the Company believes that its Neuroglide devices will be commercially viable, there is no verification by the marketplace that the Neuroglide will be accepted by or purchased by customers at the scale desired by the Company. If the market chooses to continue to use competing products/procedures, it may be more difficult for the Company to ever become profitable which would substantially harm the business and, possibly, cause it to fail whereby the Investors could

lose their entire investment. In addition to the Company's dependency on the continued services of its key executives, the Company's future success will also depend on the ability to attract and retain additional future key personnel. The Company may face intense competition for such qualified individuals from well-established and better financed competitors. The Company may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on the Company's results of operations and financial condition.

The Company will require additional funding to develop and commercialize the Neuroglide devices. If the Company is unable to secure additional financing on acceptable terms, or at all, the Company may be forced to modify its current business plan or to curtail Company planned operations.
The Company anticipates incurring significant operating losses and using significant funds for the execution of manufacturing capability scaling, marketing/advertising, and sales activities. The Company's existing cash resources are currently insufficient to finance these operations. Accordingly, the Company will need to secure additional sources of capital to develop its business as planned. The Company may seek substantial additional financing through public and/or private financing, which may include equity and/or debt financings, and through other arrangements, including collaborative arrangements with strategic partners. As part of such efforts, the Company may seek loans from certain of their executive officers, directors and/or current shareholders.

If the Company is unable to secure additional financing in the near term, the Company may be forced to: (1) Curtail or abandon the Company's existing business plans; (2) Default on any debt obligations; (3) File for bankruptcy; (4) Seek to sell some or all of Company assets; and/or (4) Cease business operations.

If the Company is forced to take any of these steps the Company's Shares may lose significant value or become worthless.

Any future financing may result in ownership dilution to the Company's existing shareholders and may grant rights to future investors more favorable than the rights currently held by the Company's existing shareholders.
If the Company raises additional capital by issuing equity, equity-related, or convertible securities, the economic, voting and other rights of the Company's existing shareholders (which would include Investors in this Offering) may be diluted, and those newly-issued securities may be issued at prices that are at a significant discount to the Offering price and/or the then fair market value of the Shares. In addition, any such newly issued securities may have rights superior to those of the Company's Shares as offered through this Offering. If the Company obtains additional capital through collaborative arrangements, they may be required to relinquish greater rights to technologies or product candidates than the Company might otherwise have or become subject to restrictive covenants that may affect business.

Revenue derived from large orders could adversely affect the Company's gross margin and could lead to greater variability in the Company's quarterly, semi-annual, and annual results.
Large orders may be more sensitive to changes in the global industrial economy, may be subject to greater discount variability, lower gross margins, and may contract at a faster pace during an economic downturn compared to smaller orders. To the extent that the amount of Company net sales derived from large orders increases in future periods, either in absolute dollars or as a percentage of overall business, the Company's gross margins could decline, and the Company could experience greater volatility and see a greater negative impact from future downturns in the global industrial economy.

Failure to comply with relevant federal and state regulations may have an adverse effect on the Company's profitability.
While the Company believes it has complied with all rules promulgated by regulatory authorities germane to the Company's business, there exists a risk that the Company, through its operations or its products, has not complied with regulations currently unknown to the Company. If the Company were found by any regulatory authority to be operating its business out of compliance with regulations, it may require the Company to devote considerable resources to becoming compliant with such regulations.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment

commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.


Risks Related to the Shares


There is currently no trading market for our securities. An active market in which Investors can resell their Shares may not develop.

There is currently no public trading market for any Shares, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Accordingly, you may have no liquidity for your Shares. Even if a public or private market does develop, the market price of the Shares could decline below the amount you paid for your Shares.

There may be state law restrictions on an Investor's ability to sell the Shares.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Shares. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Shares. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Shares have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Shares will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Shares may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Shares for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Shares and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Shares with reference to the general status of the securities market and other relevant factors. The Offering price for the Shares should not be considered an indication of the actual value of the Shares and is not based on our net worth or prior earnings. We cannot guarantee that the Shares can be resold at the Offering price or at any other price. Investors purchasing the Shares will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual beneficially owns 60.94% of outstanding Shares of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Shares that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Shares in this Offering may be significantly diluted as a consequence of subsequent financings.

The Shares offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Shares will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Shares and such price which may not reflect the actual market price for the Shares.

The Offering of Shares of common stock at $3.00 per Share by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $22,626,135. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Shares. The market price for the Shares, if any, may decline below the price at which the Shares are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

<u>**OFFERING AND THE SHARES**</u>

THE OFFERING

The Company is currently seeking to raise funding of up to $618,000 through the sale of up to 206,000 Shares, based on a valuation of $22,626,135. The funds raised will allow us to:

- Expand sales and marketing efforts to reach a broader audience;
- Complete design and development of our Neuroglide prototype attachments for therapies like knee, foot, lumbar, and scalp; and
- Accelerate clinical studies to potentially secure additional FDA clearances, CPT codes, and unlock new market segments.

OWNERSHIP AND CAPITAL STRUCTURE

Principal Holders of Outstanding Shares

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
Irene Waldridge	Common Stock	4,596,002	60.94%	60.94%

Options and Warrants.

480,624 shares may be issued pursuant to outstanding warrants.

1,519,493 shares may be issued pursuant to outstanding options.

Classes of Securities of the Company

Eva Medtec, Inc. (“Eva Medtec,” the “Company,” “we,” “us,” or “our”), is offering an amount of $24,000 (the “Target Offering Amount”) and up to a maximum amount of $618,000 (the “Maximum Offering Amount”) of 206,000 shares of common stock, at $3.00 per share, par value $0.001 per share (the “Shares”) on a best efforts basis as described in this Form C (this “Offering”). The Offering will be terminated no later than November 19, 2025 (the “Offering Deadline”). The Company has 50,000,000 authorized shares. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights of any such difference class or series. As of the date of this Offering, 7,542,045 Shares were issued and outstanding in the Company. 60.94% of Shares have been issued prior to the Offering to Irene Waldridge, Chief Executive Officer. Assuming Maximum Proceeds are raised, there will be 7,748,045 Shares issued in the Company with the Shares sold through this Offering equaling .0027% ownership of issued Shares in the Company post offering.

Common Stock. Common stock shares are being offered at present. Each shareholder has one vote for each Share held. Please see voting rights of securities sold in this offering below. As of the date of this Offering, 7,542,045 Shares were issued and outstanding in the Company.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Subscription Agreement are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Shares or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Shares.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering, such as an initial public offering, another crowdfunding round, a venture capital round or angel investment. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The Company has one class of securities, shares of common stock.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

Because the Investors in this Offering do not control the day-to-day operations of the Company, the principal executives and directors of the Company may make decisions that the Investors do not approve of or that harm the interests of the Investors.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The common stock is being issued at $3.00 per Share for this Offering, and we believe that this is justified by our recent sales developments and the following compelling study results.

- Near-Infrared Fluorescence Lymphatic Imaging Study (NIRFLI): Our recent manuscript for our NIRFLI Study was recently published in Frontiers in Medicine: Case Report: The effect of automated manual lymphatic drainage therapy on lymphatic contractility in four distinct cases. The highlights of the Neuroglide results were remarkable for showing lymphatic flow and significant pain reduction.

- Post-Op Breast Cancer Study (Mastectomy)
  The 50 post-operative patient Breast Cancer Pain Study is now complete. The findings have prompted the orthopedic clinic who conducted the study to adopt Neuroglide in conjunction with mastectomy scar tissue therapy as a new standard of care within their Women's Breast Health brand. This development marks a significant advancement in enhancing patient care and quality of life for breast cancer survivors.

- Total Knee Replacement (TKR) Study
  The same clinic that conducted our post-op Breast Cancer Pain Study has agreed to move forward with a clinical study on our knee wrap device for pre- and post-operative knee surgery patients. This will allow us to begin the process of creating a production device to move this initiative forward.

The valuation of the Company was calculated by multiplying the current common shares outstanding and the current share price.

The Company set its valuation with the help of formal independent third-party independent evaluation.

Other Material Terms
The Company does not have the right or obligation to repurchase the Shares. The Shares do not have a stated return or liquidation preference.

Robert Wieden was named as a defendant in a SEC lawsuit in December 2008 for violating Section 10(b) of the Exchange Act and Rule 10b-5. In 2009, Mr. Wieden consented to a final judgment to pay $20,000 civil penalty to the SEC without any admission of liability.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company issued promissory notes to its principal shareholder in the aggregate amount of $113,458.97

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Shares Being Offered

The Shares being offered may not be transferred by any purchaser of such Shares during the one-year period beginning when the Shares were issued, unless such Shares are transferred:

    (1) to the Issuer;

    (2) to an accredited investor;

    (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

    (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Shares

The Company will complete the transaction and deliver the Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

Investor Limitations

When an Investor is not an accredited investor, the Investor is limited in how much it can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.


INDEBTEDNESS


The Company has the following debt:

Creditor: Kenneth Jarvis – Promissory Notes
Amount Owed: $70,000 (3 notes issued: $50,000, $10,000 and $10,000)

Interest Rate: 14%

Maturity Dates: 4/16/2023, 10/02/2023, 11/02/2023

Creditor: Robert & Irene Waldridge – Promissory Notes

Amount Owed: $113,459 (multiple notes see financial review)

Interest Rate: 2.59%

Maturity Date: multiple dates see financial review

Creditor: Breah Waldridge – Promissory Notes

Amount Owed: $10,000

Interest Rate: 8%

Maturity Date: 01/28/2023

Creditor: David Rupp – Promissory Notes

Amount Owed: $10,000

Interest Rate: 0%

Maturity Date: on demand

PREVIOUS OFFERINGS

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
01/01/2022	506(b)	Common Stock	$144,100.00	Manufacturing, Inventory and General Operations
12/21/2022	Crowdfunding	Common Stock	$104,832.79	Manufacturing, Inventory and General Operations
6/1/2021	506(b)	Common Stock	$125,500	Manufacturing and General Operations

Does the Company have operating history: ☒ Yes ☐ No

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

For the year ended December 31, 2023, we reported a net loss of $270,829. As of December 31, 2023, we had an accumulated deficit of $4,684,763, which included non-cash charges for stock-based compensation and preferred stock accretion. We expect these losses to gradually decrease as we continue our commercialization activities, and expand our market initiatives. We predict that our past research and development efforts will afford us a robust pathway to further push clinical testing to enter new markets as we seek regulatory approvals for our other device candidates.

COVERAGE AND REIMBURSEMENT

In both domestic and foreign markets, sales of any products for which we may receive regulatory approval will depend in part upon the availability of coverage and adequate reimbursement to healthcare providers from third-party payors. Such third-party payors include government health programs, such as Medicare and Medicaid, as well as managed care organizations, private health insurers and other organizations. Coverage decisions may depend upon clinical and economic standards that can disfavor new devices when more established or lower cost therapeutic alternatives are available, but we believe that the cost/benefit analysis will show that our Neuroglide family of devices will save health providers and patients money versus constant therapy sessions. Even if favorable coverage status and adequate reimbursement rates are attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

REGULATORY APPROVAL PROCESS

The FDA and comparable foreign regulatory authorities extensively and rigorously regulate and evaluate the manufacture, testing, distribution, advertising and marketing of medical devices prior to granting marketing clearance with respect to such products. This approval process generally requires, at minimum, testing of any product/device in preclinical studies and clinical trials to establish its safety and effectiveness, and confirmation by the FDA and comparable foreign regulatory authorities that any such product candidate, and any parties involved in its manufacturing, testing and development, complied with current Good Manufacturing Practices, or cGMP, regulations, standards and guidelines during such manufacturing, testing and development. The time required to obtain approval by the FDA and foreign regulatory authorities is unpredictable, but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities.

The Neuroglide device has already attained FDA clearance for sales in the U.S. but more filings will be required to state that it can definitely treat more clinical conditions. All other attachment devices as outlined earlier will have to go through the same regulatory process as outlined above.

MARKETING IN OTHER JURISDICTIONS

In order to market and sell our medical devices in other jurisdictions, we must obtain separate marketing approvals for those jurisdictions and comply with their numerous and varying regulatory requirements. We may not obtain foreign regulatory approvals on a timely basis, or at all. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in some countries outside the United States, product reimbursement approvals must be secured before regulatory authorities will approve the devices for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our medical devices in certain countries. Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries and regulatory approval in one country does not ensure approval in any other country, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory approval process in others. Our failure to obtain approval of our medical devices by foreign regulatory authorities may negatively impact the commercial prospects of our devices and our business prospects could decline.

Even if we obtain regulatory approval of our medical devices, the availability, commercial placement, and price of competing products could limit the demand and the price we are able to charge. We may not be able to implement our business plan if the acceptance of our medical devices is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment, or if physicians switch to other new products outside of our control.

ATTRACTING & RETAINING KEY EMPLOYEES

For the Company to succeed, it must be able to retain its current senior management team to execute on its current strategic plan. With that said, it will be important to recruit, retain, manage and motivate qualified clinical, technical, commercial and management personnel and we face significant competition for experienced personnel. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the medical device industry is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$750	3%	$18,540
Marketing	20%	$5,000	15%	$92,700
Office/Warehouse Lease	8%	$2,000	8%	$49,440
Regulatory	0%	$0	3%	$18,540
Legal Fees	4%	$1,000	2%	$12,360
Mfg. Mat/Supplies	24%	$6,000	22%	$135,960
Equipment	3%	$750	2%	$12,360
Research & Development	5%	$1,250	6%	$37,080
IT/Software	0%	$0	2%	$12,360
Travel	0%	$0	3%	$18,540
Liability Insurance	5%	$1,250	4%	$24,720
Personnel/Overhead	28%	$6,000	30%	$185,400
Total	100%	$24,000	100%	$618,000

*Andes Capital Group, LLC shall take three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver Shares to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify Investors when the Target Offering Amount has been met.

If the Issuer reaches the Target Offering Amount prior to the deadline identified in the offering materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

EVA MEDTEC, INC.

REVIEWED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023, AND 2022

(Unaudited)

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Eva Medtec, Inc.
Shakopee, Minnesota

We have reviewed the accompanying financial statements of Eva Medtec, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity (deficit), and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 24, 2024
Los Angeles, California

BALANCE SHEETS

(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 6,623	$ 41,261
Inventory	221,637	235,611
Prepaids and Other Current Assets	34,192	36,123
Total Current Assets	**262,452**	**312,996**
Property and Equipment, net	52,320	123,729
Intangible Assets	8,072	9,686
Security Deposit	-	6,500
Total Assets	**$ 322,844**	**$ 452,911**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 83,728	$ 97,086
Credit Cards	38,174	37,131
Line of Credit	20,803	19,736
Loan and Promissory Note	162,459	122,000
Deferred Rent	-	165
Other Current Liabilities	15,182	2,265
Total Current Liabilities	**320,346**	**278,383**
Total Liabilities	**320,346**	**278,383**
STOCKHOLDERS EQUITY		
Common Stock	7,499	7,413
Additional Paid in Capital	4,701,607	4,581,049
Equity Issuance Costs	(21,845)	-
Accumulated Deficit	(4,684,763)	(4,413,934)
Total Stockholders' Equity	**2,498**	**174,528**
Total Liabilities and Stockholders' Equity	**$ 322,844**	**$ 452,911**

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 70,302	$ 54,140
Cost of Goods Sold	28,087	17,807
Gross Profit	**42,215**	**36,333**
Operating Expenses		
General and Administrative	236,081	282,057
Research and Development	32,435	1,221
Sales and Marketing	6,126	15,045
Total Operating Expenses	**274,642**	**298,324**
Net Operating Loss	**(232,427)**	**(261,991)**
Interest Expense	23,694	6,779
Other Loss/(Income)	14,708	(320)
Loss Before Provision For Income Taxes	**(270,829)**	**(268,450)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (270,829)**	**$ (268,450)**

See accompanying notes to financial statements.

EVA MEDTEC INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid	Equity Issuance	Accumulated	Total Stockholders'
(USD $ in Dollars)	**Shares**	**Amount**	**In Capital**	**Costs**	**Deficit**	**Equity**
Balance—December 31, 2021	**7,316,884**	**$ 7,317**	**$ 4,414,520**	**$ -**	**$ (4,145,484)**	**$ 276,353**
Issuance of Stock	96,066	269	147,004	-	-	147,273
Share-Based Compensation	-	-	19,525	-	-	19,525
Net Loss	-	-	-	-	(268,450)	(268,450)
Balance—December 31, 2022	**7,412,950**	**$ 7,413**	**$ 4,581,049**	**$ -**	**$ (4,413,934)**	**$ 174,528**
Issuance of Stock on Crowdfunding	85,762	86	104,834	(21,845)	-	83,074
Share-Based Compensation	-	-	15,724	-	-	15,724
Net Loss	-	-		-	(270,829)	(270,829)
Balance—December 31, 2023	**7,498,712**	**$ 7,499**	**$ 4,701,607**	**$ (21,845)**	**$ (4,684,763)**	**$ 2,498**

See accompanying notes to financial statements.

EVA MEDTEC INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(270,829)	$	(268,450)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		71,409		48,609
Amortization of Intangibles		1,614		1,614
Share-based Compensation		15,724		19,525
Changes In Operating Assets And Liabilities:				
Inventory		13,974		(8,852)
Prepaids and Other Current Assets		1,931		-
Accounts Payable		(13,358)		6,253
Credit Cards		1,043		1,044
Deferred Rent		(165)		
Other Current Liabilities		12,917		83
Security Deposit		6,500		
Net Cash Used In Operating Activities		**(159,239)**		**(200,174)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Provided By/(Used In) Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock, net of issuance costs		83,074		147,273
Line of Credit		1,067		3,561
Borrowing on Promissory Notes and Loans		40,459		70,288
Net Cash Provided By Financing Activities		**124,601**		**220,949**
Change In Cash and Cash Equivalents		**(34,638)**		**20,776**
Cash and Cash Equivalents—Beginning Of Year		41,261		20,486
Cash and Cash Equivalents—End Of Year	$	**6,623**	$	**41,261**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	8,512	$	6,779

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Eva Medtec Inc. was incorporated on July 7, 2016, in the state of Minnesota. The financial statements of Eva Medtec Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Shakopee, Minnesota.

Eva Medtec Inc. is the creator of Neuroglide, a system of automated therapy devices which provide effective, convenient, and sustainable pain management solutions. Eva Medtec team has worked tirelessly to develop proprietary technology, fine-tune manufacturing techniques, and demonstrate their product's therapeutic efficacy under clinical settings. In 2021, Eva Medtec's flagship product, the Neuroglide Back/Neck Pad, was FDA-cleared for sale to consumers, validating what they already knew: that Neuroglide has enormous potential to improve the lives of those living with pain. Eva Medtec Inc. manufactures in-house and sells the Neuroglide Back System online and through word of mouth to MLD therapists. The Company plans to sell its devices to The Workers Comp, VA and directly to physician markets both with direct sales representatives and distributors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Inventories

Inventories are valued at the lower of cost or net realizable value. Costs related to raw goods, work in progress, and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Software	3 years
Manufacturing Equipment	5 years
Furniture and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets with finite lives, such as patents, which are amortized on a straight-line basis over their estimated useful lives.

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

Eva Medtec is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.

The Company earns revenues from the sale of clinically validated pain relief and recovery devices called Neuroglide to clinicians and final consumers.

Cost of Sales

Cost of sales includes the cost of retail products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $6,126 and $15,045, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 24, 2024, which is the date the financial statements were issued.

3. INVENTORY

The inventory consists of the following items:

As of December 31,	2023	2022
Raw Goods	$ 201,612	$ 180,876
Finished Goods	20,025	4,450
Work in progress		50,285
Total Inventory	**$ 221,637**	**$ 235,611**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Payroll Tax Receivable	$ 24,714	$ 26,645
Prepaids	9,478	9,478
Total Prepaids and Other Current Assets	**$ 34,192**	**$ 36,123**

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Payroll Liabilities	-	1,940
Accrued Interest	15,182	-
Income Tax Payable	-	325
Total Other Current Liabilities	**$ 15,182**	**$ 2,265**

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Computers	$ 46,676	$ 46,676
Manufacturing Equipment	262,905	262,905
Furniture and Equipment	14,468	14,468
Property and Equipment, at cost	**324,049**	**324,049**
Accumulated Depreciation	(271,729)	(200,320)
Property and Equipment, net	**$ 52,320**	**$ 123,729**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $71,409 and $48,609, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of December 31,	2023	2022
Patent	$ 16,144	$ 16,144
Intangible Assets, at cost	**16,144**	**16,144**
Accumulated Amortization	(8,072)	(6,458)
Intangible Assets, net	**$ 8,072**	**$ 9,686**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2023, and 2022 were in the amount of $1,614 and $1,614, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense	
2024	$	1,614
2025		1,614
2026		1,614
2027		1,614
Thereafter		1,614
Total	$	**8,072**

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with a par value of $0.001. As of December 31, 2023, and December 31, 2022, 7,498,712 and 7,412,950 Common Shares, respectively, have been issued and are outstanding.

8.   SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 6,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of ten years. The amounts granted each calendar year to an employee or nonemployee are limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	**1,149,093**	**$ 0.05**	**7.39**
Granted	388,400	0.05	
Execised	-	-	
Expired/Cancelled	(248,000)	-	
Outstanding at December 31, 2022	**1,289,493**	**$ 0.05**	**3.93**
Exercisable Options at December 31, 2022	**1,289,493**	**$ 0.05**	**3.93**
Granted	335,000	0.05	
Execised	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2023	**1,624,493**	**$ 0.05**	**3.38**
Exercisable Options at December 31, 2023	**1,489,493**	**$ 0.05**	**3.38**

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $10,483 and $17,702, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	**155,624**	**$ 0.05**	**9.71**
Granted	40,000	0.05	-
Execised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	**195,624**	**$ 0.05**	**8.63**
Granted	115,000	0.05	-
Execised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	**310,624**	**$ 0.05**	**7.21**

FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

Warrant expenses for the years ended December 31, 2023, and December 31, 2022, were $5,241 and $1,823, respectively.

9.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Kenneth Jarvis	$ 50,000	14.00%	10/27/21	4/16/2023	$ 50,000	$ -	$ 50,000	$ 50,000	$ -	$ 50,000
Promissory Note - Kenneth Jarvis	10,000	14.00%	4/2/22	10/2/2023	10,000	-	10,000	10,000	-	10,000
Promissory Note - Kenneth Jarvis	10,000	14.00%	5/2/22	11/2/2023	10,000	-	10,000	10,000	-	10,000
Promissory Note - Breah Waldridge	10,000	8.00%	7/28/22	1/28/2023	10,000	-	10,000	10,000	-	10,000
Promissory Note - David Rupp	10,000	0.00%	7/28/22	On Demand	10,000	-	10,000	10,000	-	10,000
Promissory Note - Irene & Robert Waldridge	10,000	8.00%	6/7/22	12/7/2023	10,000	-	10,000	10,000	-	10,000
Promissory Note - Irene & Robert Waldridge	10,000	8.00%	6/27/22	12/27/2023	10,000	-	10,000	10,000	-	10,000
Promissory Note - Irene & Robert Waldridge	2,000	8.00%	6/12/22	1/12/2023	2,000	-	2,000	2,000	-	2,000
Promissory Note - Irene & Robert Waldridge	10,000	8.00%	6/22/22	1/22/2023	10,000	-	10,000	10,000	-	10,000
Promissory Note- Robert Waldridge	10,000	1.00%	12/11/23	7/1/2024	10,000	-	10,000	-	-	-
Promissory Note- Robert Waldridge	1,000	1.01%	10/12/23	3/1/2024	1,000	-	1,000	-	-	-
Promissory Note- Robert Waldridge	9,459	1.01%	11/1/23	6/1/2024	9,459	-	9,459	-	-	-
Promissory Note- Robert Waldridge	20,000	1.01%	11/26/23	6/1/2024	20,000	-	20,000	-	-	-
Total					$ 162,459	$ -	$ 162,459	$ 122,000	$ -	$ 122,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 162,459
2025	-
2026	-
2027	-
2028	-
Thereafter	-
Total	$ 162,459

Line of Credit

The Company has a line of credit from Wells Fargo that allows borrowings up to $22,900. As of December 31, 2023, and 2022, the outstanding balances on the line of credit were $20,803 and $19,736, respectively.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$ (100,527)	$ (282,863)
Valuation Allowance	100,527	282,863
Net Provision for Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (898,793)	$ (798,266)
Valuation Allowance	898,793	798,266
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $2,918,159. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In 2022, the Company issued four promissory notes totaling $32,000 to its shareholders, Irene and Robert Waldridge. The notes carry an 8% interest rate and are set to mature in 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance is $32,000.

On July 28, 2022, the Company issued a $10,000 promissory note to its shareholder, Breah Waldridge. The note bears interest at 8% and matures on January 28, 2023. As of December 31, 2023, and December 31, 2022, the outstanding balance is $10,000.

In 2023, the Company issued four promissory notes totaling $40,459 promissory notes to its shareholder, Robert Waldridge. The note bears interest at 1.01% and matures in 2024. As of December 31, 2023, and December 31, 2022, the outstanding balance is $40,459 and $0, respectively.

On July 28, 2022, the Company issued a $10,000 promissory note to its shareholder, David Rupp. As of December 31, 2023, and December 31, 2022, the outstanding balance is $10,000.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, and 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through September 24, 2024, which is the date the financial statements were available to be issued.

In 2024, the Company issued four promissory notes totaling $41,000 promissory note to its shareholder, Irene and Robert Waldridge. The note bears interest at 1.01% and matures upon the earlier of (i) demand or lender and (ii) August 1, 2024.

In 2024, four promissory notes, totaling $120,000, were converted into equity. The shares used for the conversion were sold by Irene Waldridge, with the proceeds from the sale paid directly to her. The company did not secure these loans, and the shares were deducted from Ms. Waldridge's ownership in the company.

In 2024, the Company issued 43,333 stocks and 2,616,479 common stock purchase warrants.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $232,428, an operating cash flow loss of $159,239, and liquid assets in cash of $6,623, which is less than a year's worth of cash reserves as of

December 31, 2023. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B: SUBSCRIPTION DOCUMENT

EVA MEDTEC, INC.

a Minnesota corporation

REGULATION CF SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY ANDES CAPITAL GROUP, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Eva Medtec, Inc.
        1328 Ridge Court
        Shakopee, MN 55379

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase common stock (the "Shares"), of **Eva Medtech, Inc.,** a Minnesota corporation (the "Company"), at a purchase price of **$3.00** per share (the "Per Share Price"), upon the terms and conditions set forth herein. The rights of the Shares are as set forth in Certificate of Incorporation, Bylaws and any description of the Shares that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Shares Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Shares sold shall not exceed 206,000 (the "Oversubscription Offering"). The Company may accept subscriptions until November 19, 2025 (the "Termination Date"). Providing that subscriptions for 8,000 Shares are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Shares shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this

Subscription Agreement, along with payment for the aggregate purchase price of the Shares in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Shares shall be received by North Capital Private Securities Corporation (the "Escrow Facilitator") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Facilitator shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Shares owned by undersigned reflected on the books and records of the Company and verified by KoreTransfer Agency, (the "Transfer Agent"), which books and records shall bear a notation that the Shares were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a public benefit corporation duly formed, validly existing and in good standing under the laws of the State of Minnesota. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Shares. The issuance, sale and delivery of the Shares in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Shares) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)　　No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)　　Financial statements.　Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g)　　Proceeds.　The Company shall use the proceeds from the issuance and sale of the Shares as set forth in the Offering Materials.

(h)　　Litigation.　Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.　　Representations and Warranties of Subscriber.　By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)   <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Shares have not been registered under the Securities Act. Subscriber also understands that the Shares are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Shares. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Shares. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Shares.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Shares pursuant to this Subscription Agreement, it shall not transfer such Shares except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, including investor fees if any, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Shares, it will require the transferee of such Shares to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Subscription Agreement are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Shares or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Shares.

(i)   Valuation. The Subscriber acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Shares may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Minnesota.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF MINNESOTA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION

AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Eva Medtec, Inc.
> 1328 Ridge Court
> Shakopee, MN 55379
>
> If to a Subscriber, to Subscriber's address as shown on the signature page hereto
>
> or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Shares shall be immediately subject to this Subscription Agreement, to the same extent that the Shares, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. <u>Subscription Procedure</u>. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the [Platform] ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the Platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the Platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

> > (B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of

securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

(i) With assets under management in excess of $5,000,000,

(ii) That is not formed for the specific purpose of acquiring the securities offered, and

(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).

EXHIBIT C: ARTICLES OF INCORPORATION



ARTICLES OF CONVERSION

OF

EVA MEDTEC, LLC,

INTO

EVA MEDTEC, INC.

Pursuant to the provisions of the Minnesota Revised Uniform Limited Liability Company Act, Minnesota Statutes Chapter 322B, and the Minnesota Business Corporation Act, Minnesota Statutes Chapter 302A, the following Articles of Conversion are executed as of the date hereinafter set forth:

1. Attached hereto as Exhibit A is a copy of the Plan of Conversion of Eva Medtec, LLC into Eva Medtec, Inc. (the "Plan").

2. Pursuant to the Plan, Eva Medtec, LLC, a Minnesota limited liability company (the "**Converting Organization**"), is being converted into Eva Medtec, Inc., a Minnesota corporation (the "**Converted Organization**").

3. The Converted Organization will be governed by Chapter 302A of the Minnesota Statutes.

4. The Plan has been approved as required by Chapters 322B and 302A of the Minnesota Statutes.

5. The conversion will be effective upon the filing of these Articles of Conversion with the Minnesota Secretary of State.

Dated: July 6, 2016   **EVA MEDTEC, LLC**

By: Irene Waldridge
Its: Chief Executive Officer

EXHIBIT A

PLAN OF CONVERSION

This Plan of Conversion (the "**Plan**") is for the conversion of Eva Medtec, LLC, a Minnesota limited liability company, into Eva Medtec, Inc., a Minnesota corporation.

1. **Converting Organization.** The name of the converting organization under this Plan is Eva Medtec, LLC, a limited liability company governed by the Minnesota Revised Uniform Limited Liability Company Act, Chapter 322B of the Minnesota Statutes (the "**Converting Organization**").

2. **Converted Organization.** The name of the converted organization under this Plan is to be Eva Medtec, Inc., a corporation governed by the Minnesota Business Corporation Act, Chapter 302A of the Minnesota Statutes (the "**Converted Organization**").

3. **Effective Date.** The effective date of the conversion contemplated hereunder is the time at which the Articles of Conversion are filed with the Minnesota Secretary of State (the "**Effective Date**"), on which date the Converting Organization will be converted into the Converted Organization (the "**Conversion**").

4. **Conversion of Units Into Shares.** As of the Effective Date, each Class A Unit, Class B Unit, and Class C Unit of the Converting Organization will automatically convert into 1.40 shares of common stock of the Converted Organization. In the event that this conversion would result in the holder of a Class A Unit, Class B Unit, or Class C Unit of the Converting Organization receiving fractional shares of common stock of the Converted Organization, such fractional shares will be rounded down to the nearest whole number of shares. As of the Effective Date, each Class D Unit of the Converting Organization will automatically convert into 0.34125 shares of common stock of the Converted Organization. In the event that this conversion would result in the holder of a Class D Unit receiving fractional shares of common stock of the Converted Organization, such fractional shares will be rounded down to the nearest whole number of shares.

5. **Articles of Incorporation.** The Articles of Incorporation of Eva Medtec, Inc., attached hereto as <u>Annex I</u>, will be the Articles of Incorporation of the Converted Organization as of the Effective Date.

6. **Bylaws.** The Bylaws of Eva Medtec, Inc. will be the Bylaws of the Converted Organization as of the Effective Date.

7. **Directors and Officers.** The governor(s) of the Converting Organization in office immediately prior to the Effective Date will become the director(s) of the Converted Organization as of and after the Effective Date, until their successor(s) is/are duly elected and qualified. Subject to the authority of the Board of Directors as provided by law and the Bylaws of the Converted Organization, the officers of the Converting Organization immediately prior to the Effective Date will become the officers of the Converted Organization as of the Effective Date.

8. **Actions to Give Effect.** Upon adoption and approval of the Plan by the Board of Governors and the Members of the Converting Organization in accordance with the Minnesota Revised Uniform Limited Liability Company Act, the Converting Organization's Amended and Restated Operating Agreement, and the Minnesota Business Corporation Act, the Articles of Conversion will be executed and delivered to the Secretary of State of the State of Minnesota for filing as provided by the Minnesota Revised Uniform Limited Liability Company Act. The Converted Organization will also cause to be performed all necessary acts to effectuate the Conversion.

Annex I

Articles of Incorporation

See attached.

OP:4473246 v3

ARTICLES OF INCORPORATION
OF
EVA MEDTEC, INC.

The undersigned, being of full age and for the purpose of forming a corporation under Minnesota Statutes Chapter 302A, does hereby adopt the following articles of incorporation:

ARTICLE 1
Name

The name of this corporation is Eva Medtec, Inc.

ARTICLE 2
Registered Office

The address of this corporation's registered office in this state is 1328 Ridge Court, Shakopee, Minnesota 55379.

ARTICLE 3
Authorized Capital

The total authorized number of shares of this corporation is 50,000,000 shares. All common stock will have a par value of $0.001 per share. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights and preferences of any such different class or series.

ARTICLE 4
Incorporator

The name and address of the sole incorporator of this corporation is Lindsey R. Day, Gray, Plant, Mooty, Mooty & Bennett, P.A., 500 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.

ARTICLE 5
Cumulative Voting Prohibition

Shareholders will have no rights of cumulative voting.

ARTICLE 6
Preemptive Rights Prohibition

Shareholders will have no statutory preemptive rights.

ARTICLE 7
Dissenters' Rights Prohibition

A shareholder's right to dissent from or obtain payment for the fair value of the shareholder's shares are limited to the fullest extent permitted by Minnesota law. Pursuant to Minnesota Statutes Section 302A.471, subdivision 1(a) (or similar provisions of future law), a shareholder will have no right to dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it: (1) alters or

abolishes a preferential right of the shares; (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares; (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares; or (4) excludes or limits the right of a shareholder to vote on a matter or to cumulate votes.

ARTICLE 8
Directors Action by Written Consent

Any action required or permitted to be taken at a meeting of the board of directors may be taken by written action signed, or consented to by authenticated electronic communication, by all of the directors then in office, unless the action is one which need not be approved by the shareholders, in which case such action will be effective if signed by, or consented to by authenticated electronic communication, the number of directors that would be required to take the same action at a meeting at which all directors were present.

ARTICLE 9
Shareholders Action by Written Consent

Any action required or permitted to be taken at a meeting of the shareholders may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting at which all shareholders entitled to vote were present.

ARTICLE 10
Limitation of Director Liability

No director of this corporation will be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty by such director, except to the extent expressly required by Minnesota law. Any repeal or modification of this Article 10 by the shareholders of the corporation will be prospective only and will not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

* * *

Dated: July 6, 2016

Lindsey R. Day

Lindsey R. Day, Incorporator

GP:4473608 v2

EXHIBIT D: BYLAWS

BYLAWS
OF
EVA MEDTEC, INC.

Article 1
Offices

1.1   **Registered Office**. The registered office of the corporation shall be located within the State of Minnesota as set forth in the articles of incorporation. The registered office need not be identical with the principal executive office of the corporation and may be changed from time to time by the board of directors.

1.2   **Other Offices**. The corporation may have other offices at such places inside and outside the state of Minnesota as the board of directors may determine from time to time.

Article 2
Meetings of Shareholders

2.1   **Place of Meeting**. All meetings of the shareholders of this corporation shall be held at its principal executive office unless some other place for any such meeting inside or outside the state of Minnesota is designated by the board of directors in the notice of meeting or the meeting is held by remote communication pursuant to Section 2.11. Any regular or special meeting of the shareholders of the corporation called by or held pursuant to a written demand of shareholders shall be held in the county where the principal executive office of the corporation is located.

2.2   **Regular Meetings**. Regular meetings of the shareholders of this corporation may be held at the discretion of the board of directors on an annual or less frequent periodic basis. The date, time and place of such meetings shall be designated by the board of directors in the notices of meeting. At regular meetings the shareholders shall elect a board of directors and transact such other business as may be appropriate for action by shareholders. If a regular meeting of shareholders has not been held for a period of 15 months, one or more shareholders holding not less than 3% of the voting power of all shares of the corporation entitled to vote may call a regular meeting of shareholders by delivering to the chief executive officer or chief financial officer a written demand for a regular meeting. Within 30 days after the receipt of such a written demand by the chief executive officer or chief financial officer, the board of directors shall cause a regular meeting of shareholders to be called. Such a meeting shall be held on notice no later than 90 days after the receipt of such written demand, all at the expense of the corporation.

2.3   **Special Meetings**.

   (a)   Special meetings of the shareholders, for any purpose or purposes appropriate for action by shareholders, may be called by:

      (i)   The chief executive officer;

(ii)   The chief financial officer;

(iii)   Two or more members of the board of directors;

(iv)   A person authorized in the articles of incorporation or these bylaws; or

(v)   One or more shareholders holding 10% or more of the voting power of all shares of the corporation entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by shareholders holding 25% or more of the voting power of all shares entitled to vote. The shareholders calling such meeting shall deliver to the chief executive officer or chief financial officer a written demand for a special meeting. Such a demand shall contain the purpose or purposes of the meeting. Within 30 days after the receipt of such a written demand for a special meeting of shareholders by the chief executive officer or chief financial officer, the board of directors shall cause a special meeting of shareholders to be called. Such a meeting shall be held on notice no later than 90 days after the receipt of such written demand, all at the expense of the corporation.

(b)   Business transacted at any special meeting of the shareholders is limited to the purpose or purposes stated in the notice of the meeting. Any business transacted at any special meeting of the shareholders that is not included among the stated purposes of such meeting is voidable by or on behalf of the corporation unless all of the shareholders have waived notice of the meeting.

2.4   **Notice of Meetings and Waiver of Notice.**

(a)   Notice of all meetings of shareholders shall be given to every holder of shares entitled to vote, unless:

(i)   The meeting is an adjourned meeting to be held not more than 120 days after the date fixed for the original meeting and the date, time, and place of the meeting were announced at the time of the original meeting or any adjournment of the original meeting; or

(ii)   The following have been mailed by first class mail to a shareholder at the address in the corporate records and returned undeliverable:

(1)   two consecutive regular meeting notices and notices of any special meetings held during the period between the two regular meetings; or

(2)   all payments of dividends sent during a 12-month period, provided there are at least two sent during the 12-month period.

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(b)   Notice of a meeting of shareholders shall contain the date, time, and place of the meeting and any other information required by law. In the case of a special meeting, the notice must contain a statement of the purposes of the meeting. The notice may also contain any other information deemed necessary or desirable by the board of directors or by any other person or persons calling the meeting.

(c)   Unless a different minimum notice period has been fixed by law, the articles of incorporation, or these bylaws, notice of all meetings shall be given not less than three days nor more than 60 days before the date of the meeting.

(d)   Notice of all meetings shall be given either by oral communication, by mailing a copy of the notice to an address designated by the shareholder or to the last known address of the shareholder, by depositing with a nationally recognized overnight delivery service for overnight delivery (or, if overnight delivery to the shareholder is not available, for delivery as promptly as practicable) to the shareholder at an address designated by the shareholder or at the last known address of the shareholder, by handing a copy to the shareholder, or by any other delivery that conforms to law, including, without limitation, electronic communication if consent is given by a shareholder. Notice is deemed received when it is given. Notice by mail is given when deposited in the United States mail with sufficient postage affixed. Notice by deposit for overnight delivery (or, if overnight delivery is not available, for delivery as promptly as practicable) is given when deposited for delivery with a nationally recognized overnight delivery service after having made sufficient arrangements for payment by the corporation. Notice by electronic communication is given:

(i)   if by facsimile communication, when directed to a telephone number at which the shareholder has consented to receive notice;

(ii)   if by electronic mail, when directed to an electronic mail address at which the shareholder has consented to receive notice;

(iii)   if by a posting on an electronic network on which the shareholder has consented to receive notice, together with separate notice to the shareholder of specific posting, upon the later of:

(1)   the posting; and

(2)   the giving of separate notice; and

(iv)   if by any other form of electronic communication by which the shareholder has consented to receive notice, when directed to the shareholder.

(e)   Consent by a shareholder to notice given by electronic communication may be given in writing or by authenticated electronic communication. The corporation is entitled to rely on any consent so given until revoked by the shareholder, provided that no revocation affects the validity of any notice given before receipt by the corporation of revocation of the consent.

(f)   Any shareholder may waive notice of any meeting of shareholders. A waiver of notice is effective whether given before, at, or after the meeting and whether given orally, in writing, or by attendance. Attendance by a shareholder at a meeting is a waiver of notice of that meeting, except when such shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at the meeting.

2.5   **Notice for Plan Approval.** In the event that a plan of merger, conversion or exchange is to be considered at a meeting of shareholders, written notice of the meeting shall be given to every shareholder, whether or not entitled to vote at the meeting, not less than 14 days nor more than 60 days before the meeting in the manner provided in Section 2.4. The written notice shall contain the date, time, and place of the shareholder meeting, shall state that a purpose of the meeting is to consider the proposed plan of merger, conversion or exchange, and shall include a copy or a short description of the plan of merger, conversion or exchange.

2.6   **Record Date.** The board of directors may fix, or authorize an officer to fix, a date not more than 60 days before the date of a meeting of shareholders as the date for the determination of the holders of shares entitled to notice of and entitled to vote at any meeting. When a date is so fixed, only shareholders on that date are entitled to notice of and permitted to vote at that meeting of shareholders.

2.7   **Quorum.**

(a)   The holders of a majority of the voting power of the shares entitled to vote at a meeting, present in person or represented by proxy, are a quorum for the transaction of business at a shareholder meeting. If a quorum is not present at the commencement of a meeting, the holders of a majority of the voting power, present in person or represented by proxy, may adjourn the meeting to a date, time, and place they announce at the time of adjournment. Any business that might have been transacted at the adjourned meeting had a quorum been present, may be transacted at the meeting held pursuant to such an adjournment, if a quorum is present at the meeting held pursuant to such an adjournment.

(b)   If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of shareholders originally present leaves less than the number otherwise required for a quorum.

2.8   **Voting and Proxies.**

(a)   At each shareholder meeting, each shareholder has one vote for each share held, unless otherwise provided in the articles of incorporation or by the terms of the share or as may be required to provide for cumulative voting (if not denied by the articles of incorporation).

(b) A shareholder may cast or authorize the casting of a vote (i) in person, (ii) by filing a written appointment of a proxy, signed by the shareholder, with an officer of the corporation at or before the meeting at which the appointment is to be effective, or (iii) if authorized by the board of directors, by telephone, Internet, authenticated electronic communication, or any other manner permitted by law. The appointment of a proxy is valid for 11 months, unless a shorter or longer period is expressly provided in the appointment. An appointment of a proxy for shares held jointly by two or more shareholders is valid if signed or consented to by authenticated electronic communication by any one of them, unless the secretary of the corporation receives from any one of those shareholders written notice or authenticated electronic communication either denying the authority of that person to appoint a proxy or appointing a different proxy. All questions regarding the qualification of voters, the validity of appointments of proxies, and the acceptance or rejection of votes shall be decided by the inspector of election.

(c) The shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of the shares present and entitled to vote, except when a different vote is required by law, the articles of incorporation, or these bylaws. Notwithstanding the preceding sentence, directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present, unless the articles of incorporation provide otherwise.

2.9 **Action Without Meeting by Shareholders.** Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action. However, if the articles of incorporation authorize written action by less than all the shareholders, such action may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present. If any written action is taken by less than all shareholders, the corporation must notify all shareholders of its text and effective time no later than five days after the effective time of the action. Failure to provide the notice does not invalidate the written action. A shareholder who does not sign or consent to the written action has no liability for any action authorized by the written action. The written action is effective when it has been signed, or consented to by authenticated electronic communication, by the required shareholders, unless a different effective time is provided in the written action.

2.10 **Attendance at Shareholder Meetings.** The authority of anyone other than shareholders (or their duly authorized attorneys-in-fact), proxy holders, or persons invited by the board of directors to attend any meeting of the shareholders shall be determined by the presiding officer of the meeting, unless otherwise determined by the board of directors.

Any action taken by the shareholders at a meeting at which an unauthorized person is in attendance is not void or voidable.

2.11 **Remote Communications for Shareholder Meetings.** The board of directors is authorized to hold regular or special meetings of shareholders solely by any combination of means of remote communication through which the shareholders may participate in the meeting, if notice of the meeting is given to every holder of shares entitled to vote at such meeting, and if the number of shares held by the shareholders participating in the meeting would be sufficient to constitute a quorum at the meeting. Furthermore, the board of directors is authorized to determine that a shareholder not physically present in person or by proxy at a regular or special meeting of shareholders may, by means of remote communication, participate in a meeting of shareholders held at a designated place. In any meeting of shareholders held solely by means of remote communication or in any meeting of shareholders held at a designated place in which one or more shareholders participate by means of remote communication, the corporation must implement reasonable measures to verify that each person deemed present and entitled to vote at the meeting by means of remote communication is a shareholder or proxy holder. In addition, the corporation must implement reasonable measures to provide each shareholder participating by means of remote communication with a reasonable opportunity to participate in the meeting, including an opportunity to: (a) read or hear the proceedings of the meeting substantially concurrently with those proceedings; (b) if allowed by the procedures governing the meeting, have the shareholder's remarks heard or read by other participants in the meeting substantially concurrently with the making of those remarks; and (c) if otherwise entitled, vote on matters submitted to the shareholders.

2.12 **Rules of Procedure.** The board of directors may adopt rules of procedure for conducting shareholder meetings, provided such rules are not inconsistent with the articles of incorporation, these bylaws or law. In the absence of rules adopted by the board of directors, the chair of the board or the presiding officer may establish rules of procedure for conducting shareholder meetings, provided such rules are not inconsistent with the articles of incorporation, these bylaws or law.

Article 3
Directors

3.1 **General Powers.** Except as authorized by the shareholders pursuant to a shareholder control agreement or unanimous affirmative vote by the holders of shares entitled to vote for directors of the corporation, the business and affairs of the corporation shall be managed by or under the direction of its board of directors.

3.2 **Number, Tenure and Qualification.** The number of directors shall be fixed by or in the manner provided in the articles of incorporation or these bylaws. In the event that the shareholders fail to fix the number of directors, the number of directors shall be the number which constituted the initial board of directors. The number of directors may be increased or decreased by resolution of the board of directors; provided, however, that no decrease in the number of directors pursuant to this Section 3.2 shall effect the removal of any director then holding office except upon compliance with the provisions of Section 3.8 of these bylaws. Except as provided in Sections 3.7 and 3.8, each director shall be elected at a regular meeting of shareholders. A director shall hold office until the next regular meeting of shareholders and thereafter until a successor is elected and has qualified, or until the earlier death, resignation, removal or disqualification of the director. Directors shall be natural persons, but need not be shareholders.

3.3   **Meetings**. Meetings of the board of directors may be held from time to time as provided in the articles of incorporation or these bylaws at any place within or without the state that the board of directors selects, or solely by one or more means of remote communication. Meetings of the board of directors also may be called by the chair of the board, the chief executive officer, by the acting chief executive officer in the absence of the chief executive officer or by any director, in which case the person or persons calling such meeting may fix the date, time, and place thereof, either within or without the state of Minnesota, and shall cause notice of the meeting to be given. A director may participate in a board meeting by means of conference telephone or, if authorized by the board of directors, by such other means of remote communication, in each case through which the director, other directors so participating, and all directors physically present at the meeting may participate with each other during the meeting. Participation in a meeting by that means constitutes presence at the meeting.

3.4   **Notice of Meetings**.

(a)   If the date, time, and place of a meeting of the board of directors have been provided in the articles of incorporation, these bylaws, or announced at a previous meeting of the board of directors, no notice is required. In all other cases, two days' notice of meetings of the board of directors, stating the date, time, and place of the meeting and any other information required by law or desired by the person or persons calling the meeting, shall be given to each director.

(b)   Notice of all meetings shall be given either by oral communication, by mailing a copy of the notice to an address designated by the director or to the last known address of the director, by depositing with a nationally recognized overnight delivery service for overnight delivery (or, if overnight delivery to the director is not available, for delivery as promptly as practicable) to the director at an address designated by the director or at the last known address of the director, by handing a copy to the director, or by any other delivery that conforms to law, including, without limitation, electronic communication if consent is given by a director. Notice is deemed received when it is given. Notice by mail is given when deposited in the United States mail with sufficient postage affixed. Notice by deposit for overnight delivery (or, if overnight delivery is not available, for delivery as promptly as practicable) is given when deposited for delivery with a nationally recognized overnight delivery service after having made sufficient arrangements for payment by the corporation. Notice by electronic communication is deemed given if by:

7

(i)   facsimile communication, when directed to a telephone number at which the director has consented to receive notice;

(ii)   electronic mail, when directed to an electronic mail address at which the director has consented to receive notice; and

(iii)   any other form of electronic communication by which the director has consented to receive notice, when directed to the director.

(c)   Consent by a director to notice given by electronic communication may be given in writing or by authenticated electronic communication. Any consent so given may be relied upon until revoked by the director, provided that no revocation affects the validity of any notice given before receipt of revocation of the consent.

(d)   A director may waive notice of a meeting of the board of directors. A waiver of notice by a director entitled to notice is effective whether given before, at, or after the meeting, and whether given in writing, orally, by authenticated electronic communication, or by attendance. Attendance by a director at a meeting is a waiver of notice of that meeting, except where the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

3.5   **Quorum.** A majority of the directors currently holding office is a quorum for the transaction of business at any meeting of the board of directors. In the absence of a quorum, a majority of the directors present may adjourn a meeting from time to time until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even though the withdrawal of a number of directors originally present leaves less than the proportion or number otherwise required for a quorum.

3.6   **Voting.** The board of directors shall take action by the affirmative vote of the greater of (a) a majority of the directors present at any duly held meeting at the time the action is taken, or (b) a majority of the minimum proportion or number of directors that would constitute a quorum for the transaction of business at the meeting, except where a larger proportion or number is required by law, the articles of incorporation, or these bylaws. If the articles of incorporation require a larger proportion or number than is required in this Article for a particular action, the articles of incorporation shall control. A director may give advance written consent or opposition to a proposal to be acted on at a board of directors meeting. If the director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as the vote of a director present at the meeting in favor of or against the proposal and shall be entered in minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

3.7   **Vacancies and Newly Created Directorships.**   Vacancies on the board of directors resulting from a director's death, resignation, removal, or disqualification may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum. Vacancies on the board of directors resulting from newly created directorships may be filled by the affirmative vote of a majority of the directors serving at the time of the increase. Each director elected by the board of directors to fill a vacancy holds office until a qualified successor is elected by the shareholders at the next regular or special meeting of the shareholders.

3.8   **Removal of Directors.**

(a)   Any one or all of the directors may be removed at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors; provided that, if a director has been elected solely by the holders of a class or series of shares, as stated in the articles of incorporation or these bylaws, then that director may be removed only by the affirmative vote of the holders of a majority of the voting power of all shares of that class or series entitled to vote at an election of that director. If cumulative voting is permitted, unless the entire board of directors is removed simultaneously, a director is not removed from the board of directors if there are cast against removal of the director the votes of a proportion of the voting power sufficient to elect the director at an election of the entire board of directors under cumulative voting. New directors may be elected by the shareholders at a meeting at which directors are removed.

(b)   A director may be removed at any time, with or without cause, by the other members of the board of directors if (i) the director was named by the board of directors to fill a vacancy; (ii) the shareholders have not elected directors in the interval between the time of the appointment to fill a vacancy and the time of removal; and (iii) a majority of the remaining directors present affirmatively vote to remove the director, even though the remaining directors may be less than a quorum.

3.9   **Action Without a Meeting.** An action required or permitted to be taken at a board of directors meeting may be taken by written action signed, or consented to by authenticated electronic communication, by all of the directors. If the articles of incorporation so provide, any action, other than an action requiring shareholder approval, may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the board of directors at which all directors were present. The written action is effective when signed, or consented to by authenticated electronic communication, by the required number of directors, unless a different effective time is provided in the written action. When written action is permitted to be taken by less than all directors, all directors shall be notified immediately of its text and effective date. Failure to provide the notice does not invalidate the written action. A director who does not sign or consent to the written action has no liability for the action or actions taken thereby.

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3.10 **Committees.**

    (a)   A resolution approved by the affirmative vote of a majority of the board of directors may establish committees having the authority of the board of directors in the management of the business of the corporation only to the extent provided in the resolution. Committees, other than special litigation committees and committees formed pursuant to Minnesota Statutes Section 302A.673, subdivision 1(d), are subject at all times to the direction and control of the board of directors. Committee members shall be natural persons. Unless the articles of incorporation or these bylaws provide for a different membership or manner of appointment, a committee shall consist of one or more persons, who need not be directors, appointed by the affirmative vote of a majority of the directors present.

    (b)   In other matters of procedure, the provisions of these bylaws shall apply to committees and the members thereof to the same extent they apply to the board of directors and directors. This shall include, without limitation, the provisions with respect to meetings and notice thereof, absent members, written actions, and valid acts. Each committee shall keep regular minutes of its proceedings and report the same to the board of directors.

3.11 **Attendance at Director Meetings.** The authority of anyone other than directors or persons invited by the board of directors to attend any meeting of the board of directors shall be determined by the sole discretion of the board of directors. Any action taken by the board of directors at a meeting at which an unauthorized person is in attendance is not void or voidable.

3.12 **Chair of the Board.** The board of directors may elect a chair of the board who, if elected, shall preside at all meetings of the shareholders and of the board of directors and shall perform such other duties as may be prescribed by the board of directors from time to time. The chair of the board shall not be deemed to be an officer or employee of the corporation solely by serving as the chair of the board.

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Article 4
Officers

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4.1 **Number and Qualification.** The corporation shall have one or more natural persons elected or appointed by the board of directors exercising the functions of the offices, however designated, of chief executive officer and chief financial officer. In the absence of an election or appointment by the board of directors, the person or persons exercising the principal functions of the chief executive officer or the chief financial officer are deemed to have been elected to those offices. The board of directors may elect or appoint any other officers or agents as it deems necessary for the operation and management of the corporation. Except as provided in the articles of incorporation or these bylaws, the board of directors shall fix the powers, rights, duties, responsibilities, and terms of all officers. Officers may be, but need not be, directors of the corporation. Any number of offices or functions of those offices may be held or exercised by the same person. To the extent authorized in the articles, these bylaws or a resolution approved by the affirmative vote of a majority of the directors present, the chief executive officer may appoint one or more officers excluding the chief financial officer who must be appointed or elected by the board. Officer election or appointment is subject to the provisions of any shareholder control agreement.

4.2 **Term of Office.** An officer shall hold office until a successor has been duly elected, or until such officer's death, resignation, or removal from office.

4.3 **Resignation, Removal and Vacancies.** An officer may resign at any time by giving written notice to the corporation. The resignation is effective without acceptance when the notice is given to the corporation, unless a later effective date is specified in the notice. An officer may be removed at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the directors present, subject to the provisions of a shareholder control agreement. A vacancy in an office may, or in the case of a vacancy in the office of chief executive officer or chief financial officer shall, be filled for the unexpired portion of the term in the manner provided in the articles of incorporation or these bylaws, or determined by the board of directors. An officer appointed by the chief executive officer may also be removed at any time, with or without cause, by the chief executive officer. A removal described in this Section 4.3 is subject to the provisions of any shareholder control agreement and is without prejudice to any contractual rights of the officer.

4.4 **Chief Executive Officer.** Unless the articles of incorporation, these bylaws, or a resolution adopted by the board of directors provide otherwise, the chief executive officer shall:

(a) have general active management of the business of the corporation;

(b) in the absence of the chair of the board or if the position of chair of the board is vacant, preside at all meetings of the board of directors and of the shareholders;

(c) see that all orders and resolutions of the board of directors are carried into effect;

(d) sign and deliver in the name of the corporation any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the corporation, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the articles of incorporation or these bylaws or the board of directors to some other officer or agent of the corporation;

(e) maintain records of and, whenever necessary, certify all proceedings of the board of directors and the shareholders; and

(f) perform other duties prescribed by the board of directors.

4.5 **Chief Financial Officer.** Unless the articles of incorporation, these bylaws, or a resolution adopted by the board of directors provide otherwise, the chief financial officer shall:

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(a)   keep accurate financial records for the corporation;

(b)   deposit all money, drafts, and checks in the name of and to the credit of the corporation in the banks and depositories designated by the board of directors;

(c)   endorse for deposit all notes, checks, and drafts received by the corporation as ordered by the board of directors, making proper vouchers therefore;

(d)   disburse corporate funds and issue checks and drafts in the name of the corporation, as ordered by the board of directors;

(e)   render to the chief executive officer and the board of directors, whenever requested, an account of all transactions by the chief financial officer and of the financial condition of the corporation; and

(f)   perform other duties prescribed by the board of directors or the chief executive officer.

4.6   **President**. Unless otherwise determined by the board of directors, the president, if any, shall be the chief executive officer of the corporation. If an officer other than the president is designated chief executive officer, the president shall have the powers and perform the duties as prescribed by the board of directors or the chief executive officer.

4.7   **Vice President(s)**. The vice president, if any, or vice presidents in the case there be more than one, shall have the powers and perform the duties as prescribed by the board of directors or the chief executive officer. In the absence of the president or in the event of the president's death, inability, or refusal to act, the vice president, or in the event there be more than one vice president, the vice presidents in the order designated by the board of directors, or, in the absence of any designation, in the order of their election, shall perform the duties of the president, and, when so acting, shall have all the powers of and be subject to all of the restrictions upon the president.

4.8   **Secretary**. The secretary, if any, shall attend all meetings of the board of directors and of the shareholders and shall maintain records of, and whenever necessary, certify all proceedings of the board of directors and of the shareholders. The secretary shall keep the required records of the corporation, and when so directed by the board of directors or other person or persons authorized to call such meetings, shall give or cause to be given notice of meetings of the shareholders and of meetings of the board of directors. The secretary shall also perform the other duties and have the other powers as prescribed by the board of directors or the chief executive officer.

4.9   **Treasurer**. Unless otherwise determined by the board of directors, the treasurer, if any, shall be the chief financial officer of the corporation. If an officer other than the treasurer is designated chief financial officer, the treasurer shall have such powers and perform such duties as the board of directors or the chief executive officer may prescribe from time to time.

4.10 **Delegation.** Unless prohibited by the articles of incorporation or these bylaws or a resolution approved by the affirmative vote of a majority of the directors present, an officer elected or appointed by the board of directors may, without the approval of the board of directors, delegate some or all of the duties and powers of an office to other persons. An officer who delegates the duties or powers of an office remains subject to the standard of conduct for an officer with respect to the discharge of all duties and powers so delegated.

Article 5
Certificates and Ownership of Shares

5.1 **Certificated; uncertificated.** The shares of the corporation shall be either certificated shares or uncertificated shares. Each holder of certificated shares that are nonassessable or assessable but issued with the unanimous consent of the shareholders is entitled to a certificate of shares.

5.2 **Form of Certificate.** If shares are certificated, the certificates for shares shall be consecutively numbered or otherwise identified. Each certificate shall be in the form determined by the board of directors which shall contain on its face:

(a) the corporation's name,

(b) a statement that the corporation is incorporated under the laws of the state of Minnesota,

(c) the name of the person to whom it is issued,

(d) the number and class of shares, and the designation of the series, if any, that the certificate represents, and

(e) any other information required by law or desired by the board of directors.

5.3 **Signatures.** Certificates shall be signed by an officer of the corporation unless limited by resolution of the board of directors. If a certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any such officer of the corporation may be a facsimile signature. If a person signs or has a facsimile signature placed upon a certificate while an officer, transfer agent, or registrar of the corporation, the certificate may be issued by the corporation, even if the person has ceased to have that capacity before the certificate is issued, with the same effect as if the person had that capacity at the date of its issue.

5.4 **Limitations Set Forth.** If the articles of incorporation establish more than one class or series of shares or authorize the board of directors to establish classes or series of shares, all certificates representing such shares shall set forth on the face or back of the certificate or shall state that the corporation shall furnish to any shareholder upon request and without charge, a full statement of the designations, preferences, limitations, and relative rights of the shares of each class or series authorized to be issued, so far as they have been determined, and the authority of the board of directors to determine the relative rights and preferences of subsequent classes or series.

5.5   **Surrender of Certificates.** All certificates surrendered to the corporation or the transfer agent for transfer shall be cancelled, and no new certificate shall be issued until the former certificate for a like number of shares is surrendered and cancelled, except that in case of a lost, destroyed, or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the board of directors may prescribe.

5.6   **Transfer of Shares.** The transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by such holder's legal representative, who shall furnish proper evidence of authority to transfer, or by such holder's attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the corporation, and on surrender of such shares to the corporation or the transfer agent of the corporation.

5.7   **Ownership.** Except as otherwise provided in this Section, the person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner of the shares for all purposes. The board of directors, however, by a resolution approved by the affirmative vote of a majority of Directors then holding office, may establish a procedure whereby a shareholder may certify in writing to the corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of one or more beneficial owners. Upon receipt by the corporation of the writing, the persons specified as beneficial owners, rather than the actual shareholder, shall be deemed the shareholders for such purposes as are permitted by the resolution of the board of directors and are specified in the writing.

5.8   **Uncertificated Shares.** Unless uncertificated shares are prohibited by the articles of incorporation, the board of directors may designate that some or all of any or all classes and series of shares will be uncertificated shares. Such an action does not apply to shares represented by a certificate until the certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the new shareholders the information required by Minnesota Statutes Section 302A.417 to be stated on the certificates. Except as otherwise expressly provided by statute, the rights and obligations of the holders of certificated and uncertificated shares of the same class or series are identical.


Article 6
Required Records


6.1   **Share Register; Dates of Issuance.**

(a)   The corporation shall keep at its principal executive office, or at another place or places within the United States determined by the board of directors, a share register not more than one year old, containing the names and addresses of the shareholders and the number and classes of shares held by each shareholder.

(b)   The corporation shall keep, at its principal executive office, or at another place or places within the United States determined by the board of directors, a record of the dates on which certificated or uncertificated shares were issued.

6.2   **Other Documents Required.** The corporation shall keep at its principal executive office, or at another place or places within the United States determined by the board, and, if its principal executive office is outside of Minnesota, shall make available at its registered office or its principal executive office within Minnesota within ten days after receipt by an officer of the corporation of a written demand for them made by a shareholder, beneficial owner, or holder of a voting trust certificate, originals or copies of:

(a)   records of all proceedings of shareholders for the last three years;

(b)   records of all proceedings of the board of directors for the last three years;

(c)   its articles of incorporation and all amendments currently in effect;

(d)   its bylaws and all amendments currently in effect;

(e)   financial statements required by Minnesota Statutes Section 302A.463 and the financial statements for the most recent interim period prepared in the course of the operation of the corporation for distribution to the shareholders or to a governmental agency as a matter of public record;

(f)   reports made to shareholders generally within the last three years;

(g)   a statement of the names and usual business addresses of its directors and principal officers;

(h)   voting trust agreements described in Minnesota Statutes Section 302A.453;

(i)   shareholder control agreements described in Minnesota Statutes Section 302A.457; and

(j)   a copy of agreements, contracts, or other arrangements or portions of them incorporated by reference under Minnesota Statutes Section 302A.111, subdivision 7.

6.3   **Financial Records.** The corporation shall keep appropriate and complete financial records.

6.4   **Right to Inspect.** A shareholder, beneficial owner, or a holder of a voting trust certificate has an absolute right, upon written demand, to examine and copy, in person or by a legal representative, at any reasonable time, and the corporation shall make available within ten days after receipt by an officer of the corporation of the written demand the documents set forth in Sections 6.1 and 6.2.

Article 7
Contracts, Loans, Checks, and Deposits

7.1 **Contracts.** The board of directors may authorize such officers or agents as it designates to enter into contracts or execute and deliver instruments in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

7.2 **Loans.** The corporation may lend money to, guarantee an obligation of, become a surety for, or otherwise financially assist a person, if the transaction, or a class of transactions to which the transaction belongs, is approved by the affirmative vote of a majority of the directors present and:

(a) is in the usual and regular course of business of the corporation;

(b) is with, or for the benefit of, a related organization, an organization in which the corporation has a financial interest, an organization with which the corporation has a business relationship, or an organization to which the corporation has the power to make donations, any of which relationships constitute consideration sufficient to make the loan, guarantee, suretyship, or other financial assistance so approved enforceable against the corporation;

(c) is with, or for the benefit of, an officer or other employee of the corporation or a subsidiary, including an officer or employee who is a director of the corporation or a subsidiary, and may reasonably be expected, in the judgment of the board of directors, to benefit the corporation; or

(d) whether or not any separate consideration has been paid or promised to the corporation, has been approved by (i) the holders of two-thirds of the voting power of the shares entitled to vote which are owned by persons other than the interested person or persons, or (ii) the unanimous affirmative vote of the holders of all outstanding shares, whether or not entitled to vote.

7.3 **Checks, Drafts, etc.** All checks, drafts or other orders for the payment of money, notes, or other evidences of indebtedness issued in the name of the corporation shall be signed by such officers or agents of the corporation as the board of directors designates from time to time and in such manner as the board of directors determines from time to time.

7.4 **Deposits.** All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks or other financial institutions as the board of directors may select.

Article 8
Indemnification of Certain Persons

The corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding, in such manner, under such circumstances and to such extent as permitted or required by Minnesota Statutes Section 302A.521.

Article 9
Miscellaneous

9.1 **Statutory References.** Any reference to any statutory provision includes the statute as now enacted, subsequently amended or any similar provision of future law.

9.2 **Definitions.** The words, terms and phrases used, but not otherwise defined in these bylaws, shall have the meaning ascribed to them in the Minnesota Business Corporations Act.

9.3 **Shareholder Agreements.** If there is a conflict or inconsistency between these bylaws, or any amendment thereto, whenever adopted, and the terms of any shareholder control agreement as defined in Minnesota Statutes Section 302A.457, the terms of such shareholder control agreement shall control.

9.4 **Distributions.** The board of directors may authorize and cause the corporation to make a distribution only in accordance with Minnesota Statutes Section 302A.551.

9.5 **Amendments.** Unless reserved by the articles of incorporation to the shareholders, the power to adopt, amend, or repeal the bylaws is vested in the board of directors. The power of the board of directors is subject to the power of the shareholders, exercisable in the manner provided in Minnesota Statutes Section 302A.181, subdivision 3, to adopt, amend, or repeal bylaws adopted, amended, or repealed by the board of directors. The board of directors shall not adopt, amend, or repeal a bylaw fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications, or terms of office, but may adopt or amend a bylaw to increase the number of directors.

9.6 **Seal.** The corporation shall have no seal.

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CERTIFICATION

The undersigned, Secretary of Eva Medtec, Inc., a Minnesota corporation, does hereby certify that the foregoing bylaws are the bylaws adopted for the corporation by its Board of Directors by unanimous written consent dated July 7, 2016.

Irene Waldridge

Irene Waldridge, Secretary

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